UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 10, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

FINANCIAL STATEMENTS

December 31, 2025

TIM S.A.

FINANCIAL STATEMENTS

December 31, 2025

Independent auditor's report on the Financial Statements

Shape the future
with confidence

Centro Empresarial PB 370
Praia de Botafogo, 370
8º ao 10º andar - Botafogo
22250-040 - Rio de Janeiro - RJ - Brasil
Tel: +55 21 3263-7000
ey.com.br

A free translation from Portuguese into English of Independent Auditor's Report financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and with the International Accounting Standards (IFRS Accounting Standards) issued by the International Accounting Standards Board (IASB)

Independent auditor's report on financial statements

To the shareholders, board members and directors of
TIM S.A.
Rio de Janeiro – RJ

Opinion

We have audited the financial statements of Tim S.A. (the "Company") which comprise the statement of financial position, as at December 31, 2025, and the statements of profit and loss, of comprehensive income, of changes in shareholder's equity and of cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of TIM S.A. as at December 31, 2025, and its financial performance and its cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Accounting Standards (IFRS Accounting Standards) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the audit of the financial statements* section of our report. We are independent of the Company in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by Brazil's National Association of State Boards of Accountancy ("CFC") and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

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Shape the future
with confidence

We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Provision for tax related contingencies

As disclosed in the note 23 to the financial statements, the Company is part of numerous tax claims and proceedings at different jurisdictional levels, as of December 31, 2025, for which a provision of R$ 896 million was recorded in the financial statements, while the remaining R$ 24,450 million was disclosed as possible losses, in accordance with CPC 25 (IAS 37) Provisions, Contingent Liabilities and Contingent Assets. The determination of the provision and disclosures related to the tax contingencies involves significant judgment from management, including their analysis of the matters in dispute, the opinion of internal and external legal counsel and the estimation surrounding their ultimate resolution.

In addition, in view of the magnitude of the amounts involved, any changes in estimates or assumptions that impact the determination of the loss prognosis may have significant impacts on the Company's financial statements. Accordingly, this was considered a key audit matter.

How our audit addressed the key audit matter

Our audit procedures included, among others: (a) obtaining an understanding and evaluation of the design of controls over the identification and evaluation of tax claims, including management's process to determine whether the technical merits are more-likely-than-not to be sustained in court; (b) involving our tax professionals to assess the Company's technical merits regarding certain matters in dispute, obtaining and analyzing external legal opinions, obtaining internal and external legal counsel confirmation letters, meeting with internal legal counsel to discuss certain tax disputes, and obtaining a representation letter from the Company's internal legal counsel; and (c) assessing the adequacy of the disclosures made by the Company in note the 23 in respect of provision for tax related contingencies.

Based on the result of audit procedures performed in the provision for tax contingencies and related disclosures, which is consistent with management's assessment, we understand that the measurement of tax claims assessed as probable and possible loss, as well as the respective disclosures in the note 23 are acceptable in the context of the financial statements taken as a whole.

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Other matters

Statement of value added

The statement of value added for the year ended December 31, 2025, prepared under the responsibility of the Company's executive board and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Company's financial statements. For the purpose of forming our opinion, we evaluate whether this statement is reconciled with the financial statements and accounting records, as applicable, and whether its form and content are in accordance with the criteria set forth in Accounting Pronouncement CPC 09 - Statement of Value Added. In our opinion, this statement of value added has been properly prepared, in all material respects, in accordance with the criteria set forth in this Accounting Pronouncement and is consistent with the financial statements as a whole.

Other information accompanying the financial statements and the auditor's report

Management is responsible for such other information, which comprises the Management Report.

Our opinion on the financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting practices adopted in Brazil and with the International Accounting Standards (IFRS Accounting Standards) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

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Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identified and assessed the risks of material misstatements of the financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the executive board.

- Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt as to the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion on the statement of financial position. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or future conditions may cause the Company to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represented the underlying transactions and events in a manner that achieves fair presentation.

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We communicated with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 10, 2026.

ERNST & YOUNG
Auditores Independentes S/S Ltda.
CRC SP-015199/F

Beatriz Gonçalves de Moraes Nicolaci
Accountant - CRC - RJ 091370/O

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TIM S.A.
Statement of financial position
December 31, 2025 and December 31, 2024
(In thousands of reais)

	Note	2025	2024

Assets		56,939,179	56,327,311

Current assets		13,464,205	12,662,929
Cash and cash equivalents	4	3,610,324	3,258,743
Marketable securities	5	2,274,316	2,434,441
Trade accounts receivable	6	4,901,777	4,677,935
Inventories	7	357,204	293,529
Recoverable income tax and social contribution	8.a	68,769	111,376
Recoverable taxes, fees and contributions	9	1,138,888	946,103
Prepaid expenses	10	329,362	280,851
Derivative financial instruments	36	452,203	379,888
Leases	17	34,098	33,717
Other assets	13	297,264	246,346

Non-current assets		43,474,974	43,664,382
Long-term receivables		4,450,514	4,625,808
Marketable securities	5	26,339	15,241
Trade accounts receivable	6	137,306	137,815
Recoverable income tax and social contribution	8.a	258,415	214,880
Recoverable taxes, fees and contributions	9	911,704	907,353
Deferred income tax and social contribution	8.c	1,355,604	1,081,633
Judicial deposits	11	677,150	677,530
Prepaid expenses	10	340,247	281,290
Derivative financial instruments	36	-	522,822
Leases	17	200,148	206,670
Other financial assets	12	514,109	550,669
Other assets	13	29,492	29,905

Investment	14	1,260,486	1,368,286
Property, plant and equipment	15	23,171,451	22,815,328
Intangible assets	16	14,592,523	14,854,960

The explanatory notes are an integral part of the financial statements.

6

TIM S.A.
Statement of financial position
December 31, 2025 and December 31, 2024
(In thousands of reais)

	Note	2025	2024

Total liabilities and shareholders' equity		56,939,179	56,327,311

Total liabilities		32,961,788	29,922,675

Current liabilities		15,201,168	12,827,248
Suppliers	18	5,138,780	4,986,912
Loans and financing	20	925,626	348,353
Lease liabilities	17	1,702,899	1,629,698
Derivative financial instruments	36	168,711	224,275
Labor obligations		361,271	353,256
Income tax and social contribution payable	8.b	162,102	46,610
Taxes, fees and contributions payable	21	4,855,551	3,888,568
Dividends and interest on shareholders' equity payable	25	1,219,319	671,525
Authorizations payable	19	321,761	299,354
Deferred revenues	22	259,527	280,422
Other liabilities and provision		85,621	98,275

Non-current liabilities		17,760,620	17,095,427
Loans and financing	20	1,853,097	2,687,148
Lease liabilities	17	12,061,969	10,946,148
Income tax and social contribution payable	8.b	19,395	-
Taxes, fees and contributions payable	21	33,208	38,286
Provision for legal and administrative proceedings	23	1,559,687	1,564,293
Pension plan and other post-employment benefits	37	4,485	3,461
Authorizations payable	19	1,159,672	1,180,428
Deferred revenues	22	506,184	559,445
Obligations to shareholders	24	534,292	23,997
Other liabilities and provision		28,631	92,221

Shareholders' equity	25	23,977,391	26,404,636
Share capital		13,477,891	13,477,891
Capital reserves		388,236	373,020
Profit reserves		10,192,763	12,559,460
Equity valuation adjustments		(2,960)	(2,284)
Treasury shares		(78,539)	(3,451)

The explanatory notes are an integral part of the financial statements.

7

TIM S.A.
Statements of profit and loss
Years ended December 31, 2025 and 2024
(In thousands of reais, unless otherwise indicated)

	Note	2025	2024

Net revenue	27	26,624,721	25,447,930

Costs of services rendered and goods sold	28	(12,266,584)	(11,893,115)
Gross income		14,358,137	13,554,815

Operating revenues (expenses):
Selling expenses	28	(5,959,682)	(5,908,816)
General and administrative expenses	28	(1,734,484)	(1,798,005)
Equity in earnings	14	(107,800)	(82,526)
Other revenues (expenses), net	29	(212,139)	(258,781)
		(8,014,105)	(8,048,128)

Income before financial revenues and expenses		6,344,032	5,506,687

Financial revenues (expenses):
Financial revenues	30	1,629,877	861,759
Financial expenses	31	(3,350,234)	(2,817,346)
Net foreign exchange variations	32	(63,664)	71,363
		(1,784,021)	(1,884,224)
Profit before income tax and social contribution		4,560,011	3,622,463

Income tax and social contribution	8.d	(248,027)	(468,582)

Net profit for the year		4,311,984	3,153,881

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	33	1.79	1.30

Diluted earnings per share	33	1.78	1.30

The explanatory notes are an integral part of the financial statements.

8

TIM S.A.
STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2025 and 2024
(In thousands of reais)

	2025	2024

Net profit for the year	4,311,984	3,153,881

Other components of the comprehensive income
Item that will not be reclassified to income (loss):
Pension plans and other post-employment benefits	(1,024)	1,558
Deferred taxes	348	(529)
Total comprehensive income for the year	4,311,308	3,154,910

The explanatory notes are an integral part of the financial statements.

9

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2025
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Equity valuation adjustments	Treasury shares	Retained earnings	Total
Balances on January 01, 2025	13,477,891	373,020	1,521,086	6,285,419		2,050,000		2,702,955	(2,284)	(3,451)	-	26,404,636

Total comprehensive income for the year
Net profit for the year	-	-	-	-		-		-	-	-	4,311,984	4,311,984
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-		-			(676)		-	(676)
Total comprehensive income for the year	-	-	-	-	-	-	-	-	(676)	-	4,311,984	4,311,308
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	16,998	-	-		-		-	-	-	-	16,998
Change in share value on grant date x fair value	-	-	-	(3,167)		-		-	-	3,167	-	-
Lapsed fractional shares (Note 25.b)	-	23,997	-									23,997
Purchase of treasury shares, net of disposals (Note 25.e)	-	-	-	-		-		-	-	(748,268)	-	(748,268)
Cancellation of treasury shares (Note 25.e)	-	-	-	(644,234)						644,234	-
Transfer of shares - long-term incentive plan (Note 25.e)	-	(25,779)	-			-		-	-	25,779	-	-
Interest on Shareholders’ Equity (Note 25.d)	-	-	-	(490,000)		-		-	-	-	-	(490,000)
Dividends	-	-	-	(410,808)		-		-	-	-	-	(410,808)
Allocation of net profit for the year:
Legal reserve (Note 25.d)	-	-	193,492	-		-			-	-	(193,492)	-
Dividends (Note 25.d)	-	-	-	-		-		-	-	-	(1,379,192)	(1,379,192)
Interest on Shareholders’ Equity (Note 25.d)	-	-	-			-					(1,720,000)	(1,720,000)
Allocation to tax benefit reserve (note 25)	-	-	-	-		-		440,088	-	-	(440,088)	-
Additional dividends/interest on shareholders’ equity distributed (Note 25.d)	-	-	-	(2,050,000)				-	-	-	-	(2,050,000)
Distribution (allocation) to expansion reserve (Note 25)	-	-	-	2,629,212		(2,050,000)			-		(579,212)	-
Unclaimed dividends (note 25)	-	-	-	18,720					-		-	18,720
Total contribution from shareholders and distribution to shareholders	-	15,216	193,492	(950,277)		(2,050,000)		440,088	-	(75,088)	(4,311,984)	(6,738,553)
Balances on December 31, 2025	13,477,891	388,236	1,714,578	5,335,142		-		3,143,043	(2,960)	(78,539)	-	23,977,391

The explanatory notes are an integral part of the financial statements.

10

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2024 2023
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Equity valuation adjustments	Treasury shares	Retained earnings	Total
Balances on January 1, 2024	13,477,891	384,311	1,380,427	7,107,369		1,310,000		2,362,239	(3,313)	(2,984)	-	26,015,940

Total comprehensive income for the year
Net profit for the year	-	-	-	-		-		-	-	-	3,153,881	3,153,881
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-		-	-	-	-	-
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-		-			1,029		-	1,029
Total comprehensive income for the year	-	-	-	-	-	-	-	-	1,029	-	3,153,881	3,154,910
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	22,354	-			-		-	-	-	-	22,354
Change in share value on grant date x fair value		10,892		(10,892)								-
Purchase of treasury shares, net of disposals	-	-	-			-		-	-	(45,004)	-	(45,004)
Transfer of shares - long-term incentive plan		(44,537)	-	-		-		-	-	44,537	-	-
Allocation of net profit for the year:
Legal reserve (Note 25.d)	-	-	140,659	-		-		-	-	-	(140,659)	-
Interest on Shareholders’ Equity (Note 25.d)	-	-	-	-		-					(1,450,000)	(1,450,000)
Constitution of tax incentive reserve (Note 25)	-	-	-	-		-		340,716	-	-	(340,716)	-
Additional dividends/interest on shareholders’ equity distributed (Note 25.d)	-	-	-	(3,360,000)		2,050,000		-	-	-	-	(1,310,000)
Distribution (allocation) to expansion reserve (Note 25)	-	-	-	2,532,506		(1,310,000)			-		(1,222,506)	-
Unclaimed dividends (note 25)	-	-	-	16,436					-		-	16,436
Total contribution from shareholders and distribution to shareholders	-	(11,291)	140,659	(821,950)		740,000		340,716	-	(467)	(3,153,881)	(2,766,214)
Balances on December 31, 2024	13,477,891	373,020	1,521,086	6,285,419		2,050,000		2,702,955	(2,284)	(3,451)	-	26,404,636

The explanatory notes are an integral part of the financial statements.

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TIM S.A.
STATEMENT OF CASH FLOWS
Year ended December 31, 2025 and 2024
(In thousands of reais)

	Note	2025	2024
Operating activities
Profit before income tax and social contribution		4,560,011	3,622,463
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	28	7,077,687	7,026,035
Equity in earnings	14	107,800	82,526
Residual value of written-off property, plant and equipment and intangible assets		14,818	13,887
Interest on asset retirement obligation		2,982	12,400
Provision for legal and administrative proceedings	23	267,041	276,811
Inflation adjustment on judicial deposits and legal and administrative proceedings		59,824	175,946
Interest, monetary and exchange rate variations on loans and other financial adjustments		774,861	749,515
Yield from marketable securities		(361,735)	(181,717)
Interest on lease liabilities	31	1,617,383	1,432,764
Lease interest	30	(28,955)	(28,428)
Provision for expected credit losses	28	765,783	693,122
Income (loss) from operations with other derivatives	31	165,780
Long-term incentive plans		16,998	22,354
		15,040,278	13,897,678
Decrease (increase) in operating assets
Trade accounts receivable		(988,139)	(1,605,774)
Recoverable taxes, fees and contributions		10,725	344,110
Inventories		(63,675)	38,254
Prepaid expenses		(107,468)	(184,736)
Judicial deposits		31,073	32,242
Other assets		(49,159)	90,931
Increase (decrease) in operating liabilities
Labor obligations		8,015	(33,092)
Suppliers		185,370	304,243
Taxes, fees and contributions payable		484,799	375,228
Authorizations payable		(59,018)	(163,612)
Payments for legal and administrative proceedings	23	(362,163)	(318,796)
Deferred revenues		(74,156)	(61,135)
Other liabilities		(303,967)	(294,106)
Cash generated by operations		13,752,515	12,421,435
Income tax and social contribution paid		(312,446)	(89,892)
Net cash generated by operating activities		13,440,069	12,331,543

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TIM S.A.
STATEMENT OF CASH FLOWS
Year ended December 31, 2025 and 2024
(In thousands of reais)

Note		2025	2024
Investment activities
Redemptions of marketable securities		8,002,980	7,196,354
Investments on marketable securities		(7,492,217)	(7,492,880)
Capital contribution 5G Fund		(84,984)	(131,348)
Additions to property, plant and equipment and intangible assets		(4,541,495)	(4,550,379)
Receipt - Agreement with Banco C6	6	520,000	-
Other		35,095	24,381
Net cash used in investment activities		(3,560,621)	(4,953,872)

Financing activities
Inflows on loans and financing	36	-	503,351
Amortization of loans and financing	36	(387,312)	(1,413,497)
Interest paid - Loans and financing	36	(106,401)	(143,518)
Payment of lease liability	36	(1,563,393)	(1,838,667)
Interest paid on lease liabilities	36	(1,646,393)	(1,460,208)
Income from reverse stock split and stock split operations	24	455,691	-
Payments for reverse stock split and stock split operations	24	(79,233)	-
Lease incentives received		77,918	89,431
Derivative financial instruments		(170,393)	(168,652)
Purchase of treasury shares, net of disposals	25	(748,268)	(45,004)
Dividends and interest on shareholders’ equity paid	25	(5,360,083)	(2,720,095)
Net cash used in financing activities		(9,527,867)	(7,196,859)

Increase (decrease) in cash and cash equivalents		351,581	180,812
Cash and cash equivalents at the beginning of the year		3,258,743	3,077,931
Cash and cash equivalents at the end of the year		3,610,324	3,258,743

The explanatory notes are an integral part of the financial statements.

13

TIM S.A.
STATEMENT OF VALUE ADDED
Years ended December 31, 2025 and 2024
(In thousands of reais)

	2025	2024
Revenues
Gross operating revenue	40,279,063	36,731,708
Losses on doubtful accounts	(765,783)	(693,122)
Discounts granted, returns and others	(9,609,197)	(7,269,433)
	29,904,083	28,769,153
Inputs acquired from third parties
Cost of services rendered and goods sold	(4,685,143)	(4,394,555)
Materials, energy, outsourced services and other	(3,551,191)	(3,689,242)
	(8,236,334)	(8,083,797)
Withholding
Depreciation and amortization	(7,077,687)	(7,026,035)
Net value added produced	14,590,062	13,659,321
Value added received in transfer
Equity in earnings	(107,800)	(82,526)
Financial revenues	1,837,141	1,166,950
	1,729,341	1,084,424
Total value added payable	16,319,403	14,743,745

Distribution of value added
Personnel and charges
Direct remuneration	799,707	821,211
Benefits	318,603	278,698
FGTS (Severance Pay Fund)	80,258	78,741
Other	54,665	61,711
	1,253,233	1,240,361
Taxes, fees and contributions
Federal	2,615,964	2,924,712
State	3,047,800	2,985,924
Municipal	122,670	103,440
	5,786,434	6,014,076
Third-party capital remuneration
Interest	3,587,269	3,058,095
Rentals	1,371,530	1,268,258
	4,958,799	4,326,353
Other
Social investment	8,953	9,074
	8,953	9,074
Shareholders’ Equity Remuneration
Dividends and interest on shareholders’ equity	3,099,192	1,450,000
Retained earnings	1,212,792	1,703,881
	4,311,984	3,153,881

The explanatory notes are an integral part of the financial statements.

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2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS

COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

Dear Shareholders,

The Management of TIM S.A. (“TIM S.A.”, “Company” or “TIM”) hereby presents its Management Report and 2025 Earnings Analysis, along with the Individual and Consolidated Financial Statements accompanied by the Independent Auditors’ Report for the fiscal year ended December 31, 2025.

The financial statements were prepared in accordance with accounting practices adopted in Brazil, which include the Brazilian Corporate Law, the rules of the Brazilian Securities and Exchange Commission (CVM) and the pronouncements of the Accounting Pronouncement Committee (CPC) and International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

The operating and financial information for the year ended in December 31, 2025, unless otherwise stated, is presented in Brazilian reais (R$), based on consolidated amounts and pursuant to the Brazilian Corporation Law.

Message from Management1

We ended 2025 with satisfaction in presenting robust results in a year marked by intense competitive dynamics and important strategic advances. TIM maintained its sustainable growth trajectory, fully meeting its annual targets and reinforcing its leadership position in the Brazilian telecommunications market.

Our services revenue continued to advance consistently throughout the year, supported by strong performance in the mobile, broadband and B2B segments. Operational evolution, combined with rigorous cost discipline and efficient capital allocation, has resulted in historic margins and a continuous cycle of value generation for our shareholders.

The Company ended 2025 delivering:

•	Solid service revenue growth, in line with guidance, driven by a skilled customer base and sustainable monetization strategies.
•	EBITDA expanding, with a margin above 50%, reflecting operational efficiency and continuous digitalization of processes.

1 All financial figures are normalized to non-recurring items to better represent business dynamics.

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2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

•	Investment discipline, preserving efficient capex and directed to the most relevant opportunities, including the expansion of 5G network coverage and capacity.
•	Significant progress in Operating Cash Flow generation, supporting the maintenance of healthy leverage levels.
•	One of the highest historical levels of net income, reinforcing the consistency of financial performance.

We also maintained a strong commitment to shareholder remuneration, interest on equity, dividends and an accelerated buyback program, in line with our sustainable capital return strategy.

In addition, we continue to strengthen our competitive position through improvements in the customer experience, continuous network evolution and expansion of strategic partnerships, including relevant initiatives in the B2B segment and in digital solutions, such as advanced connectivity projects in large corporate operations.

With the results on track and having fully met the 2025 targets, TIM enters 2026 prepared to move forward on its growth journey.

Business

Mobile

In 2025, the mobile operation maintained its strengthening, driven by the strategy of monetizing the base through the migration to higher-value plans. As a result, the company recorded an 8.4% growth in the postpaid base and a 4.7% increase in ex-M2M Postpaid ARPU throughout the year.

This performance reflects the company's focus on reinforcing its key attributes. In 2025, we accelerated the national expansion of 5G, reaching almost 1,000 cities throughout Brazil, in addition to advancing in the modernization of the network in São Paulo and Minas. As a result, TIM was recognized for the fourth consecutive year as a leader in Consistent Quality in OpenSignal's Mobile Network Experience Report.

The company also continues to stand out for its excellence in service: we remain the first company in Brazil to achieve and maintain the Procon-SP Efficiency Seal for 30 consecutive months, being the only one to preserve this certification. In addition, we maintain the RA1000 seal of Reclame Aqui, with a resolution rate of 91.2%, reinforcing our commitment to the customer.

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2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

Ultrafiber

TIM UltraFibra ended 2025 with 850 thousand connections, increasing the customer base by 60 thousand accesses (an increase of 7.6% year-on-year), reestablishing its growth trajectory, with the FTTH base as the main lever. Higher value plans, with speeds of 400 Mbps or more, continue to gain more relevance, reaching 90% of the total base as of December 31, 2025.

Corporate

In the corporate sector, we continue to work to increase our B2B market share, through the improvement of the traditional mobile and ICT portfolio, in addition to the launch of new solutions. The expansion of the B2B market will drive a wave of productivity in key industries in Brazil. By capitalizing on the expansion of IoT connectivity as a foundation, we seek to leverage a variety of solutions and services. By establishing strategic partnerships with leaders in four key sectors – agriculture, logistics, utilities and industry – our goal is to lead and catalyze digital transformation in Brazilian industry. Our commitment is to promote innovation and efficiency in sectors that are vital to the country's economic progress.

We have strengthened our position as a leading force in the digital transformation of Brazilian rural areas, highways, and cities, expanding connectivity to previously underserved regions and enabling significant gains in productivity, efficiency, and social impact. In agribusiness, NBIoT coverage grew by more than 25%, while 4G coverage for rural IoT reached 26.2 million hectares, advancing by more than 32% and reinforcing our role in automation and operational intelligence across the sector. In logistics, we expanded coverage to 10,259 kilometers of highways — an increase of 83% — enabling advanced tracking, telemetry and security solutions. From a socio-environmental perspective, we connected 2.6 million people in rural areas, expanded the service to more than 53,000 farms, and recorded a 38.7% increase in smart street lighting, totaling 472,000 installed points, demonstrating how our IoT infrastructure accelerates development in historically underserved regions.

Awards and Achievements

•	Recognized for S&P for a decade of international commitment to ESG indices: Active Contribution and S&P Global ESG score 81;
•	For the 3rd consecutive year, TIM is the climate leader of the "A List" by CDP;
•	The only Telecom in B3's ESG indexes: transparent reports on climate management and sustainability integrated into the business, remaining in the ISE B3 portfolio for 17 years

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2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

Macroeconomic Environment

The year 2025 was marked by a still challenging economic environment in Brazil, although with signs of moderation in relation to the pressures observed in 2024. The Extended National Consumer Price Index (IPCA) ended December 2025 with a monthly change of 0.33%, accumulating a rise of 4.26% in the last 12 months. The inflationary deceleration was mainly due to the partial normalization of food and commodity prices, although some groups, especially services, maintained above-average variations due to the still heated demand in part of the year.

The Central Bank of Brazil (BCB) maintained a restrictive stance for much of 2025, keeping the basic interest rate (SELIC) high at 15% per year, the highest level in almost two decades. At the end of the year, this rate remained stable, with indications that cuts could begin throughout 2026, if the data realigns with inflation targets

The exchange rate showed relevant fluctuations in the exchange rate. Unlike the strong devaluation recorded in 2024, the year 2025 was marked by appreciation of the real against the dollar, with the exchange rate closing the year at R$5.50. Throughout 2025, the price ranged from highs above R$6.30 at the beginning ofthe year to lows close to R$5.27 in November.

Financial Highlights

Operational Revenue

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2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

In 2025, Total Net Revenue and Services Revenue increased by 4.6% YoY and 5.2% YoY, respectively, driven by the solid performance of Mobile Services revenue in 2025, outperforming inflation in 2025 (IPCA 2025: 4.26%).

Operating Costs and Expenses

Operating Costs and Expenses reached R$13,095 million in 2025, remaining considerably below the inflation recorded in the year (4.26%). The result once again reinforces the effectiveness of the actions carried out by the Company for greater efficiency and control of Opex.

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2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

From EBITDA to Net Income

Adjusted EBITDA (EBITDA – Earnings before Interest, Taxes, Depreciation, Amortization and Equity Ratio)

Adjusted EBITDA at the end of 2025 totaled R$ 13,530 million, an increase of 7.2% YoY, reflecting the combination of a consistent evolution in service revenue combined with disciplined management to control operating costs. The Adjusted EBITDA Margin ended 2025 at 50.8%, increasing the result obtained in 2024 by 1.2 p.p.

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2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

Depreciation and Amortization (D&A) / EBIT

In 2025, D&A recorded a slight increase of 0.7% YoY, due to the increase in depreciation of transmission equipment and higher amortization of software.

EBIT closed 2025 with a total of R$ 6,344 million, increasing by 15.2% compared to the end of 2024, with a margin of 23.8%.

Net Financial Result

In 2025, the Financial Result improved by 5.3% YoY, impacted by a higher yield on financial investments, supported by a more robust cash position and the increase in the basic interest rate in the last 12 months, added to the favorable effect of the mark-to-market of derivative contracts and increased by the appreciation of the 5G Fund, albeit partially limited by the adverse impact of the increase in interest charges on leases and the termination of the strategic partnership in financial services.

Income Tax and Social Contribution

In 2025, the IR/CS totaled -R$248 million compared to -R$469 million in 2024, also influenced by the higher volume of Interest on Equity declared in 2025, the increase in tax benefits and the effect of the agreement to close the strategic partnership in financial services.

Net Income

Net Income totaled R$ 4,312 million in 2025, compared to R$ 3,154 million in 2024. This result represented an expansion of 36.7% YoY.

Cash Flow, Debt and CAPEX

In 2025, OFCF totaled R$5,349 million, a robust growth of 16% YoY, driven by a 15.7% YoY increase in operating cash flow and a reduction in lease payments.

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2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

DEBT AND CASH

Debt Profile

Net Debt

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2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

Debt by maturity

Total post-hedge debt (including net derivatives in the amount of R$283 million) totaled R$16,997 million at the end of December 2025, an increase of R$791 million vs. 4Q24. The increase in debt results from the combination of the increase in leases and the partial reduction of the total financial debt.

Cash and Securities positions totaled R$5,885 million at the end of December 2025, representing an increase of 3.4% YoY, due to operating cash generation in the period.

Environmental, Social and Governance (ESG or ESG)

TIM has a solid track record in ESG, being recognized nationally and internationally for its practices in sustainability, governance and social responsibility. In 2025, TIM was the only company in the telecommunications sector to be recognized by B3 during COP30, in Belém, for simultaneously integrating the three main ESG indices in the Brazilian market: ISE, ICO2 and IDIVERSA. The tribute highlighted the Company's commitment to sustainable practices and reinforced the importance of the ESG agenda as a fundamental pillar for the business.

In addition, the Company demonstrates strong environmental performance, reporting emissions to CDP since 2010 and for the third consecutive year, it is part of the CDP Climate Change A-List, maintaining its leadership in climate change management.  To provide transparency to its practices and actions, TIM has been publishing sustainability reports since 2007 following GRI guidelines and has been independently assured since 2009.

As a signatory to the UN Global Compact since 2008 and to UN Women since 2021, the Company develops projects connected to the Sustainable Development Goals (SDGs) and recognizes the rights to data privacy, secure internet, access to information and freedom of expression as essential and non-negotiable. It also maintains its policies on topics such as Diversity, Environment, Climate Change Management, Corporate Risk Management, Anti-Corruption, Supplier Relations, Occupational Health and Safety, Privacy, among others, for free consultation by its stakeholders. In its materiality matrix updated in 2024, TIM highlights nine essential themes, which include innovation and technology, digital inclusion, data privacy and security, energy efficiency and ethics and compliance, reinforcing its strategy oriented to double materiality and stakeholder engagement.

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2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

For more information on the management of ESG aspects at TIM, see the ESG Reports in https://ri.tim.com.br/esg/relatorios-esg/.

Corporate Governance

The Company adopts a corporate governance system in line with national and international best practices, compatible with its status as a publicly-held company listed on B3's Novo Mercado and registered with the U.S. Securities and Exchange Commission (SEC).

The governance structure aims to ensure adequate management supervision, integrity and transparency of the financial statement preparation process, the effectiveness of internal controls and the responsible management of corporate risks, sustaining the creation of value in the long term.

Governance is exercised by a Board of Directors, a Statutory Board of Executive Officers and a Fiscal Council of permanent operation. In the exercise of its duties, the Board of Directors is advised by specialized committees, namely: the Statutory Audit Committee, the Control and Risk Committee, the Compensation Committee and the Environmental, Social & Governance Committee, responsible for supporting the body in relevant matters and in improving the decision-making process.

The duties and responsibilities and prerogatives of these bodies are provided for in the Brazilian corporate law, in the Company's Bylaws, in the Novo Mercado Regulations and in the Internal Regulations of each corporate body.

The performance of the Company and its managers is guided by the principles of transparency, integrity, ethics and corporate responsibility, which guide the conduct of business, the relationship with stakeholders and the disclosure of reliable and timely information to the market, in compliance with the guidelines of the Company's Code of Ethics and Conduct.

The Board of Directors is composed of at least five (5) and at most nineteen (19) members, elected by the Shareholders' Meeting, with a two-year term of office, with reelection permitted. On December 31, 2025, the CDA was formed by ten (10) members, of which four (4) were independent, meeting the requirements of the Novo Mercado and contributing to collegiate decisions with technical and impartial judgment.

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2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

The Executive Board is composed of at least three (3) and at most twelve (12) officers, elected by the Board of Directors for a two-year term, with reelection allowed and may be removed at any time. On December 31, 2025, the Board of Directors was composed of six (6) members.

The Fiscal Council is composed of three (3) to five (5) sitting members, with their respective alternates, elected by the General Meeting. On December 31, 2025, the Company's Fiscal Council was composed of three (3) sitting members and an equal number of alternates, all independent professionals recognized by the market

Shareholder Remuneration

Dividends and interest on equity

The table below summarizes all the amounts approved as Interest on Equity ("Interest on Equity") realized by TIM S.A. throughout 2025:

Approval Date	Payment Date	Ex-right date	Nature	Unit Price (R$)	Total Amount (R$)
10/02/2025	22/04/2025	18/02/2025	JSCP	0,082624038	200.000.000
24/03/2025	30/06/2026	01/04/2025	JSCP	0,202495716	490.000.000
05/05/2025	23/07/2025	22/05/2025	JSCP	0,124084855	300.000.000
22/07/2025	21/10/2025	26/07/2025	JSCP	0,132315100	320.000.000
23/09/2025	21/01/2026	29/09/2025	JSCP	0,199459574	480.000.000
16/12/2025	30/06/2026	23/12/2025	JSCP	0,175576044	420.000.000
16/12/2025	30/12/2026	22/12/2025	Dividends	0,7482883774	1.790.000.000
Total					R$ 4,000,000,000

Thus, TIM declared a total amount of R$ 2.210 billion in JCP in 2025. In addition, dividends were paid for the 2025 fiscal year, in the amount of R$1.790 billion, totaling R$4 billion in deliberated dividends throughout the year.

Buyback Program

In 2025, the Company totaled 33.5 million shares repurchased under the Share Buyback Program currently in force, with the main objective of increasing shareholder value through the efficient use of available cash resources, optimizing TIM's capital allocation. On December 16, 2025, the Company disclosed a Material Fact, informing the market of the cancellation of 28,678,509 shares.

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2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

Recent and Subsequent Events

Remuneration to Shareholders

On December 16, 2025, the Board of Directors of TIM S.A. approved the distribution of Interest on Equity in the amounts of R$ 480 million, in addition to approving the distribution of Dividends in the amount of R$ 1.790 million. For more details, visit the Investor Relations website of TIM S.A.

Cancellation of Treasury Shares

On December 16, 2025, TIM S.A. informed the market that the Company's Board of Directors approved the cancellation of 28,678,509 shares held in treasury, without reduction of capital stock, which were acquired under its Buyback Program. Due to the cancellation of the shares, the Company's capital stock is now divided into 2,392,125,889 common shares. For more details, visit the Investor Relations website of TIM S.A.element.

V8 acquisition. TECH

On November 27, 2025, TIM S.A. informed the market that the Company's Board of Directors approved the execution of a Share Purchase and Sale Agreement ("Agreement") for the acquisition of 100% of the capital stock of V8 Consulting S.A. ("V8. Tech"). The Transaction reinforces TIM's strategy focused on B2B, significantly expanding the Company's ability to offer complete digital transformation solutions. For more details, visit the Investor Relations website of TIM S.A..

Independent Audit

In 2023, Ernst & Young Auditores Independentes Ltda. provided audit services of our financial statements and other non-audit services, which are related to the review of the Company’s Sustainability Report.

Such services did not exceed the level of 5% of the total fees related to the external audit service. In line with the external auditors’ understanding, the provision of other professional services not related to the external audit, as described above, does not affect the independence or objectivity in conducting the audit exams carried out. The independent auditors have internal processes to ensure that these other services are assessed internally, as well as pre-approved before submitting any proposal to TIM.

The Company also highlights that it is subject to a policy, approved by the Board of Directors as of September 24, 2021, which regulates the process of hiring external auditors, as well as any services not related to the audit of the financial statements, establishing, among other aspects, that the contracting must be submitted to the prior analysis of the Statutory Audit Committee of the Parent Company. This document also defines an illustrative list of services not related to audit whose contracting is prohibited.

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2025 MANAGEMENT REPORT AND EARNINGS ANALYSIS COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

Capital Markets

The common shares of TIM S.A. are traded on the São Paulo Stock Exchange (B3) under the ticker TIMS3 and the ADRs, American Depositary Receipts, on the New York Stock Exchange (NYSE), under the ticker TIMB.

The São Paulo Stock Exchange Index (Ibovespa) ended 2025 at 161,125 points, accumulating an appreciation of 33.95% when compared to the previous year. The Brazilian stock exchange recorded 32 closing records throughout the year.

The Company ended 2025 with its common shares quoted at R$21.34 on B3, an appreciation of 67.1% YoY, while the ADRs on the NYSE closed at a price of US$19.50, an appreciation of 88.9% YoY. In market value, TIM closed the year valued at R$59.0 billion or US$11 billion.

Final Considerations

TIM S.A., with the permanent objective of maintaining continuous, balanced and sustainable growth, would like to thank its customers for their loyalty and reiterates its commitment to tirelessly seek mechanisms to reciprocate the preference through quality and differentiated service. We would also like to thank our commercial partners, suppliers and financial institutions for their support and trust and, particularly, our employees, without whom the objectives would not have been achieved and, finally, the shareholders for their support and trust in the company’s management.

The Administration

27

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

1.	Operations

1.1. Corporate structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 67.48% of the share capital of TIM S.A. on December 31, 2025 (66.59% on December 31, 2024).

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

On December 31, 2025, TIM holds a 49% equity interest (49% on December 31, 2024) in the company I-Systems (associated company).

2.	Basis of preparation and presentation of financial statements

The financial statements were prepared and are being presented according to the accounting practices adopted in Brazil, which comprise the CVM standards and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (“CPC”) and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its financial statements. Accordingly, relevant information of the financial statements is being evidenced and corresponds to the information used by management when administrating.

The material accounting policies applied in the preparation of these financial statements are below and/or presented in its respective notes. Those policies were consistently applied in the periods presented.

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

a. General criteria for preparation and disclosure

The financial statements were prepared considering the historical cost as value basis, except regarding the derivative financial instruments that were measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are stated as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

In connection with the preparation of these financial statements, Management concluded that there is no evidence of uncertainties about the Company’s going concern. Therefore, the financial statements were prepared based on the going concern assumption.

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. The IFRS do not require the presentation of this statement. Accordingly, in conformity with IFRS, this statement is presented as supplementary information, without prejudice to the financial statements as a whole.

Interests paid from loans and financing are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

b. Functional and presentation currency

The currency of presentation of the financial statements is the Real (R$), which is also the functional currency of the Company and its associated company.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The Company’s strategy is focused on optimizing results. Although there are diverse operating activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the result obtained by operating the SMP, STFC and SCM licenses.

d.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination the Company chooses to measure the non-controlling interest in the acquiree at the fair value or based on its proportional interest in the net assets identifiable of the acquiree. Costs directly attributable to the acquisition are accounted for as expense when incurred.

On acquiring a business, the Company assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be a liability should be recognized in accordance with CPC 48 in the statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Company that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the goodwill associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

e.	Approval of financial statements

These financial statements were approved by the Board of Directors of the Company on February 10, 2026.

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

f.	New standards, amendments and interpretations of standards

f.1 The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the period ended December 31, 2025.

IAS 21/CPC 02 (R2) – Effects of changes in exchange rates and translation of financial statements

In March 2024, the IASB issued an amendment regarding Lack of Exchangeability, seeking to define the concept of convertible currency and provide guidance on procedures for non-convertible currencies, determining that convertibility should be assessed at the measurement date based on the purpose of the transaction. If the currency is not convertible, the entity must estimate the exchange rate that reflects market conditions. In situations with multiple rates, the one that best represents the settlement of the cash flows should be used.

The pronouncement also highlights the importance of disclosures about non-convertible currencies, so that users of the financial statements understand the financial impacts, risks involved and criteria used in estimating the exchange rate.

The amendments are effective for financial statement periods starting on or after January 1, 2025.

The Company assessed and did not identify any impact on its financial statements.

CPC 18 (R3) - Investment in associated company, subsidiary and joint venture

In September 2024, the Accounting Pronouncements Committee (CPC) amended Technical Pronouncement CPC 18 (R3) to align Brazilian accounting standards with the IASB’s international standards.

CPC 18 currently allows the equity method (MEP) in the measurement of investments in subsidiaries in the Separate Financial Statements, following changes in international standards. This convergence harmonizes the accounting practices adopted in Brazil with the international ones, without generating material impacts, only editorial and normative adjustments.

The amendments are effective for financial statement periods starting on or after January 1, 2025.

The Company assessed and did not identify any impact on its financial statements.

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to IAS 12 (equivalent to CPC 32 – Income Taxes) were introduced in response to the OECD Pillar Two rules on BEPS and include the following:

•	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from jurisdictional implementation of Pillar Two model rules; and
•	Disclosure requirements for affected entities to help users of financial statements better understand an entity’s exposure to Pillar Two income taxes arising from such legislation, especially before the effective date.

Pursuant to paragraphs 88C and 88D of CPC 32 - Income Taxes, the Company informs that it is assessing the possible impacts arising from the Pillar Two legislation, a global initiative of the Organization for Economic Cooperation and Development (“OECD”). This legislation establishes a minimum tax rate for large corporate groups that fall within the scope of said rules, which must calculate their effective tax rate in each country where they operate. In the context of this regulation, this rate is called the “GloBE Effective Tax Rate”.

31

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

If the GloBE Effective Tax Rate of any entity in the economic group, considered by jurisdiction in which the group operates, is lower than the minimum rate of 15%, the multinational will undertake to pay an additional tax on income, referring to the difference between its effective GloBE rate and the established minimum rate.

This rule was initially introduced by Provisional Act 1262 of October 3, 2024 and was subsequently subject to Law 15079 of December 27, 2024, which creates the Additional Social Contribution on Net Profit (CSLL) in the process of adapting Brazilian legislation to the Global Rules Against Base Erosion –- GloBE Rules as of 2025.

The aforementioned rules applied to our group as of 2025, given that its constituent entities have earned revenues in excess of seven hundred and fifty million euros (€ 750,000,000.00) in the Consolidated Financial Statements of the Final Investing Entity (Telecom Italia) in the last four (4) years. The Company continues to carry out studies to assess potential impacts from the application of Pillar Two arising from the operations of the Telecom Italia Group in Brazil. For the year 2025, based on studies conducted to date, there were no significant impacts, as the Company met the established thresholds.

f.2 The following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting Pronouncement Committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on December 31, 2025. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they come into force.

IFRS 18: Presentation and disclosure of financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 (equivalent to CPC 26 (R1) - Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of income, including specified totals and subtotals. Moreover+, entities are required to classify all revenues and expenses within the statement of income in one of five categories: operating, investment, financing, income taxes and discontinued operations, of which the first three are new.

The standard also requires the disclosure of performance measures defined by management, subtotals of revenues and expenses, and includes new requirements for the aggregation and disaggregation of financial information based on the identified “functions” of the primary financial statements (PFS) and notes.

Furthermore, restricted scope amendments were made to IAS 7 (equivalent to CPC 03 (R2) - Statement of Cash Flows), which include changing the starting point for determining cash flows from operations using the indirect method, from “income or loss for the period” to “operating income +r loss” and removing the option to classify cash flows from dividends and interest. In addition, there are consequent amendments in several other standards.

The adoption of IFRS 18 does not change the values of assets, liabilities, or shareholders’ equity, but it significantly impacts the way the financial statements are presented. The main change occurs in the Statement of Income, which now presents revenues and expenses classified into operational, investment, and financing categories, in addition to the inclusion of the mandatory subtotals of Operating Profit and Profit before Financing and Income Tax. This restructuring implies the reallocation of items previously presented as financial income (loss), according to the new definitions.

In the cash flow statement, reconciliation using the indirect method will now begin with Operating Profit, reflecting the new structure of the statement of income and ensuring greater alignment between categories.

32

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

In summary, the expected effects on the Company focus on the presentation and transparency of information, with no impact on net profit or shareholders’ equity, but with a need to adjust the notes and internal systems for the classification of transactions according to the new categories.

The Company is currently working to identify all the impacts that the changes will have on the primary financial statements and notes to the financial statements. The initial expected material impacts on the Company’s financial statements are as follows:

• The foreign exchange variation differences will be classified in the category of the statement of income (revenue and expenses) in which the items that gave rise to such exchange differences are located.

• New announcements will be included, comprising: (a) Management-defined performance measures (MPMs); (b) specific expenses by nature, if expenses are presented by function in the operating category of the statement of income; and (c) a reconciliation, for each line of the statement of income, between the restated amounts in accordance with IFRS 18 and the amounts previously presented in accordance with IAS 1 (CPC 26 (R1).

• Interest received and interest paid will be classified, respectively, in investing activities and financing activities in the statement of cash flow, according to CPC 03 (R2) – Statement of Cash Flows.

IFRS 18 and the amendments to the other standards will come into force for reporting periods beginning on or after January 1, 2027, with early adoption permitted, and must be disclosed, although in Brazil early adoption is not allowed. IFRS 18 will be applied retrospectively.

33

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the International Accounting Standards Board (IASB) issued amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments, which introduce relevant modifications to the classification, measurement, and disclosure requirements of financial instruments. In line with these changes, the Accounting Pronouncement Committee - CPC should incorporate the changes through future revisions of the CPC 48 – Financial Instruments and CPC 40 (R1) – Financial Instruments: Evidencing

The main changes introduced are as follows:

• A clarification that a financial liability is written off on the “settlement date” and the introduction of an accounting policy option (when certain conditions are met) to write off financial liabilities settled through an electronic payment system before the settlement date.

• Additional guidance on how contractual cash flows from financial assets with environmental, social and corporate governance (ESG) and similar characteristics should be evaluated.

• Clarifications on what constitutes “non-recourse characteristics” and what are the characteristics of contractually binding instruments.

• Introduction of new disclosure requirements for financial instruments with contingent characteristics and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income (OCI).

The amendments are applicable for annual periods beginning on or after January 1, 2026, with early adoption allowed only for the classification of financial assets and the related disclosures.

The Company is assessing the impacts to ensure that all information complies with the standard.

Amendment IAS 21 – Conversion of financial statements to a non-hyperinflationary currency

In November 2025, the IASB issued amendments to IAS 21, providing additional guidance on how entities should convert financial statements prepared in a non-hyperinflationary currency to a hyperinflationary presentation currency.

These specific changes aim to improve the quality of information and reduce the diversity of practices, providing greater consistency in the preparation of reports in hyperinflationary economies.

The amendments to IAS 21 – Effects of Changes in Foreign Exchange Rates – are effective for annual periods beginning on or after January 1, 2027, with early adoption permitted.

The Company assessed and did not identify any impact on its financial statements.

34

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Annual Improvements to IFRS Standards – Volume 11

In July 2024, the IASB issued nine narrow-scope amendments as part of its periodic maintenance of the IFRS standards. The amendments include clarifications, simplifications, corrections, or modifications intended to improve the consistency of the following standards: IFRS 1 – First-time Adoption of International Financial Reporting Standards (equivalent to CPC 37 (R1) – First-time Adoption of International Accounting Standards), IFRS 7 – Financial Instruments: Disclosure (equivalent to CPC 40 (R1) – Financial Instruments: Disclosure) and its Guidance for the Implementation of IFRS 7, IFRS 9 – Financial Instruments (equivalent to CPC 48 – Financial Instruments), IFRS 10 – Consolidated Financial Statements (equivalent to CPC 36 (R3) – Consolidated Statements) and IAS 7 – Statement of Cash Flow (equivalent to CPC 03 (R2) – Statement of Cash Flow).

In line with these updates, the Accounting Pronouncement Committee - CPC should reflect such changes in future revisions of the corresponding technical pronouncements. The amendments will be effective for reporting periods starting on or after January 1, 2026. Early adoption is permitted, which must be disclosed.

The changes are not expected to have a material impact on the Group’s financial statements

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of financial statements.

By definition, resulting accounting estimates are seldom equal to the respective actual income (loss). The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Provision for legal and tax administrative proceedings

The legal and tax administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 23).

(b)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (Note 36).

(c)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 27).

35

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(d)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 17), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

4.	Cash and cash equivalents

Cash and cash equivalents are financial assets measured at amortized cost or at fair value through profit or loss, respectively.

Company’s Management classifies its financial assets upon initial recognition.

	2025	2024

Cash and banks	85,873	81,177
Free availability financial investments:
CDB	3,524,451	3,177,566

	3,610,324	3,258,743

Bank certificates of deposit (“CDBs”) are nominative securities issued by banks and sold to the public as a form of fund raising. These securities can be traded during the contracted term, at any time, which gives them high liquidity, their adjustment is linked to the percentage of the Interbank Deposit Certificate (CDI), there is no risk of significant impairment in their value and they are used to fulfill the Company’s short-term obligations.

The average remuneration of CDB investments in the year ended December 31, 2025 is 100.49% p.a. (101.09% on December 31, 2024) of the variation of the Interbank Deposit Certificate - CDI.

36

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	2025	2024

FUNCINE(i)	26,339	15,241
Fundo Soberano(ii)	1,518	2,404
FIC: (iii)
Government bonds(a)	1,609,536	1,716,706
CDB(b)	3,583	18,897
Financial bills(c)	343,824	394,343
Other (d)	315,855	302,091
	2,300,655	2,449,682

Current portion	(2,274,316)	(2,434,441)
Non-current portion	26,339	15,241

i) Since 2017, the Company, with the aim of supporting the National Film Industry Financing Fund, as well as using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration for the year ended December 31, 2025, was 0.17% p.a. (1.47% p.a. on December 31, 2024).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration of FICs in the year ended December 31, 2025 was 99.30% p.a. of the variation of the Interbank Deposit Certificate - CDI (99.20% p.a. on December 31, 2024).

(iii) The Company invests in exclusive FICs (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs in the year ended December 31, 2025 was 101.99% p.a. of the variation of the Interbank Deposit Certificate - CDI (105.14% p.a. on December 31, 2024).

(a) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b) CDBs are securities issued by banks with the commitment of buyback by the bank itself, having their correction linked to the percentage of the Interbank Deposit Certificate (CDI).

(c) The Financial bills is a fix income tittle emitted by financial institutions.

(d) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

37

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a decrease in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on December 31, 2025 and December 31, 2024.

Amounts expected to be received in more than 12 months are classified as long-term.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% p.m. (0.58% p.m. on December 31, 2024).

	2025	2024
Trade accounts receivable	5,039,083	4,815,750

Gross accounts receivable	5,741,906	5,486,319

Billed services	2,695,504	2,481,786
Unbilled services	1,418,994	1,302,906
Network use (interconnexion)	997,297	992,414
Sale of goods	603,882	684,858
Contractual assets (Note 22)	25,898	24,027
Other accounts receivable	331	328

Provision for expected credit losses	(702,823)	(670,569)

Current portion	(4,901,777)	(4,677,935)
Non-current portion	137,306	137,815

Due to the financial partnership between TIM and Banco C6 S.A. from 2020 to February 2025, there were accounts receivable balances for TIM related to activation fees for C6 customers. The Agreement signed between TIM and Banco C6 on February 11, 2025, aimed to end the partnership and resolve all ongoing disputes, including four arbitration proceedings. After the approval of CIMA (Cayman Islands Monetary Authority) in March 2025, the shares (Note 12) and outstanding subscription warrants held by TIM (Note 36) had their write-off fully executed and became part of the Company’s accounts receivable balance (R$ 520 million). On December 31, 2025, the amount of R$ 520 million was fully received, settling the agreement.

38

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	2025	2024

Opening balance	670,569	629,739
Supplement to expected losses	765,783	693,122
Write-offs of provision	(733,529)	(652,292)
Closing balance	702,823	670,569

The aging of accounts receivable is as follows:

	2025	2024

Total	5,741,906	5,486,319

Falling due	4,239,134	3,917,182
Overdue (days):
≤30	428,654	372,836
≤60	139,462	123,183
≤90	127,781	149,653
≤120	121,913	105,426
>120	684,962	818,039

7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	2025	2024

Total inventory	357,204	293,529

Inventories	376,768	310,054
Cell phones and tablets	269,596	187,866
Accessories and prepaid cards	88,601	98,868
TIM chips	18,571	23,320

Losses on adjustment to realizable value	(19,564)	(16,525)

39

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

8.	Income tax and social contribution

8.a	Income tax and social contribution payable

	2025	2024

Income tax and social contribution payable	327,184	326,256

Income tax	256,914	200,802
Social contribution	70,270	125,454

Current portion	(68,769)	(111,376)
Non-current portion	258,415	214,880

In 2021, based on a decision from the Federal Supreme Court (STF) regarding the non-levy of IRPJ and CSLL on the correction of SELIC in cases of undue enrichment, TIM recorded recoverable IRPJ and CSLL based on its best estimate at that time, amounting to R$ 535 million (principal). Up to December 31, 2025, the total monetary restatement recognized was R$ 133 million.

In the third quarter of 2023, TIM’s lawsuit received a favorable final and unappealable decision and the Company obtained credit approval from the Brazilian Federal Revenue Service. As a result, it carried out the reclassification of R$ 156 million for deferred income tax and social contribution, with R$ 114 million and R$ 42 million related to tax loss and negative CSLL basis, respectively.

In the years 2023 and 2024, the Company used R$ 151 million and R$ 231 million, respectively, in credits to offset federal taxes. In 2025, R$ 115 million of these credits was offset.

In 2025, the Company recognized IRPJ credits amounting to R$ 81 million, resulting from the success in a lawsuit that discussed the limitation on the calculation of tax incentives, with the amount of R$ 14 million offset by December 31, 2025. Additionally, as a result of this decision, the tax loss base was recomposed of R$ 224 million, which was fully offset in this fiscal year.

The Company has balances to offset of IRPJ and CSLL amounting to R$ 220 million on December 31, 2025 (R$ 207 million on December 31, 2024) resulting from overpayment in prior periods for which refund processes are underway.

During the fiscal year, the Company made antecipations by deposits in Banco do Nordeste, totaling R$ 31 million, with the objective of using the reinvestment tax incentive, which allocates a portion of the IRPJ due to a specific deposit, in accordance with article 668 of RIR/2018.

40

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

8.b	Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2025, the Company has chosen to make the quarterly payment of income tax and social contribution.

	2025	2024

Income tax and social contribution payable	181,497	46,610

Income tax	76,518	-
Social contribution	104,979	46,610

Current portion	(162,102)	(46,610)
Non-current portion	19,395	-

8.c Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards, when applicable; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only according to the profitable track record and/or when based on the annual forecasts prepared by the Company.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities are in general presented separately, and not at net balance.

On December 31, 2025 and 2024, the rates in force were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

41

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The amounts recorded are as follows:

	2025	2024

Tax loss carryforwards and negative basis of social contribution	-	12,132
Temporary differences:
Provision for legal and administrative proceedings	515,324	536,550
Provision for expected credit losses	236,537	257,645
Taxes with enforceability suspended(i)	1,553,124	1,230,521
Derivative financial instruments	(118,647)	(274,140)
Capitalized interest - 4G and 5G	(211,522)	(246,621)
Adjustments to standard IFRS 16 (ii)	826,882	730,015
Accelerated depreciation (iii)	(1,035,883)	(990,374)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)
Impairment loss (v)	192,507	269,172
Amortized goodwill – Cozani	(544,596)	(388,245)
Other assets	273,245	287,234
Other liabilities	(81,890)	(92,779)
	1,355,604	1,081,633

Deferred active tax portion	3,597,619	3,323,269
Portion of deferred tax liability	(2,242,015)	(2,241,636)

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020-2025 of TIM S.A. and the TFF referring to Cozani's 2022 financial year. The Operating Inspection Fee (TFF) for the years 2020 and 2025 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See note 21 for details.

(ii) Represents the addition of new lease contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting (interest and depreciation) and tax expense (provision of service), under the terms of the current legislation.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017.

(iv) Refers to deferred charges on the adjustment at fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

(v) Represents the deferred charges recorded, referring to the impairment of tangible assets recognized by Cozani before its acquisition in April 2022, which has been depreciated over the estimated useful life of the asset.

The Company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its temporary differences.

The Company used deferred tax credits arising from tax losses of R$ 68 million in the period from January to December 2025, due to the recovery of these credits after success in a lawsuit that discussed the limitation on the calculation of tax incentives (R$ 189 million as of December 31, 2024).

42

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

8.d Expense with current and deferred income tax and social contribution

	2025	2024
Current income tax and social contribution taxes
Income tax for the year	(668,716)	(426,340)
Social contribution for the year	(301,454)	(200,270)
Tax incentive – SUDENE/SUDAM(i)	442,136	333,359
	(528,034)	(293,251)
Deferred income tax and social contribution
Deferred income tax	197,982	(159,994)
Deferred social contribution	75,641	(15,337)
	273,623	(175,331)
Provision for contingencies of income tax and social contribution	6,384	-
	280,007	(175,331)
	(248,027)	(468,582)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

	2025	2024

Profit before income tax and social contribution	4,560,011	3,622,463
Combined tax rate	34%	34%
Income tax and social contribution at the combined statutory rates	(1,550,404)	(1,231,637)
(Additions) / exclusions:
Equity in earnings	(36,652)	(28,059)
Permanent additions, exclusions:
Non-taxable revenues	70,518	12,848
Non-deductible expenses for tax purposes	(25,500)	(60,670)
Tax incentive – SUDENE/SUDAM(i)	442,136	333,359
Tax benefit related to interest on shareholders’ equity allocated	751,400	493,000
Other amounts	100,475	12,577
	1,302,377	763,055

Income tax and social contribution recorded in income (loss) for the year	(248,027)	(468,582)
Effective rate	5.44%	12.94%

(i)	As mentioned in Note 25 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

43

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

9.	Taxes, fees and contributions to be recovered

	2025	2024

Taxes, fees and contributions to be recovered	2,050,592	1,853,456

ICMS(i)	1,255,059	1,235,119
PIS/COFINS(ii)	556,036	330,019
IRRF (Withholding income tax) on interest earning bank deposits	30,019	93,008
Recoverable ISS (iii)	109,314	109,314
Other	100,164	85,996

Current portion	(1,138,888)	(946,103)
Non-current portion	911,704	907,353

(i)	The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii)	The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

(iii)	The recoverable ISS comes from overpayment, and the Company has submitted an administrative refund request to the entity, in accordance with current legislation.

44

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

10.	Prepaid expenses

	2025	2024

Prepaid expenses	669,609	562,141
Advertisements not released (i)	11,814	20,331
Rentals and reinsurance	89,791	83,603
Incremental costs for obtaining contracts with customers (ii)	215,250	188,269
Contractual prepaid expenses (iii)	324,561	251,181
Other	28,193	18,757

Current portion	(329,362)	(280,851)
Non-current portion	340,247	281,290

(i) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(ii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining contracts with customers arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iii) Represent the costs of installing a neutral network deferred over the term of the contract.

11.	Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	2025	2024

Judicial deposits	677,150	677,530

Civil and Regulatory	262,019	290,696
Labor	58,532	54,954
Tax	254,927	239,093
Online attachment(i)	101,672	92,787

(i) Refer to legal blockages directly in the company's current accounts and interest earning bank deposits linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

45

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company has legal deposits in the total, restated and estimated amount of R$ 254,927 (R$ 239,093 on December 31, 2024), relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The restated amount of deposits regarding this discussion is R$ 44,920 (R$ 40,533 on December 31, 2024).

(b)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The restated amount of deposits regarding this discussion is R$ 30,457 (R$ 26,339 on December 31, 2024).

(c)	Levy of ISS on import and outsourced services; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The restated amount of deposits regarding this discussion is R$ 13,990 (R$ 12,974 on December 31, 2024).

(d)	Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The restated amount of deposits regarding this discussion is R$ 75,553 (R$ 71,237 on December 31, 2024).

(e)	ICMS – Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The restated amount of deposits regarding this discussion is R$ 46,512 (R$ 30,039 on December 31, 2024).

46

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(f)	Charges related to cases of Jornal do Brasil that were directed to the company. The restated amount of deposits regarding this discussion is R$ 16,978 (R$ 15,461 on December 31, 2024).

12.	Other financial assets

	2025	2024

Other financial assets	514,109	550,669

C6 Bank bonus warrant (i)	-	162,958
5G Fund (ii)	338,792	212,394
Subscription warrant (iii)	175,317	175,317

Non-current portion	514,109	550,669

They are recognized at fair value on the date of acquisition or issue. Such financial assets are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial income (loss). The Company must disclose the level classification of each financial instrument. See Note 36 in the section on Financial instruments measured at fair value for details of this information.

(i) In March 2025, the approval of the Cayman Islands was obtained from Monetary Authority (CIMA) for the Agreement signed on February 11, 2025, between the Company and Banco C6 was signed. Its purpose was to terminate the partnership between the parties and extinguish all ongoing disputes, including four arbitration proceedings. The Agreement includes the full transfer of the Company’s interest, including all shares and outstanding subscription warrants held by TIM. With the formalization of the Agreement, in the first quarter of 2025, the subscription warrant was fully written off in exchange for amounts receivable that were fully settled in December 2025.

(ii) The Company has invested approximately R$ 339 million on December 31, 2025 (R$ 212 million in 2024) in the Investment fund focused on 5G solutions “Upload Ventures Growth” (“5G Fund”), reinforcing its commitment to boosting the development of solutions based on 5G technology.

Out of this total amount, on January 16, 2025, the Company made contributions in dollars of approximately R$ 85 million (R$ 185 million until 2024) to the 5G Fund.

(iii) In April 2022, the Company entered into a partnership with EXA Serviços de Tecnologia (“EXA”) to provide digital services and entertainment to TIM’s customer base. Said partnership also provided for commission payments by EXA to TIM as a result of TIM’s customers that acquire services from this partnership, as well as TIM’s right to subscribe to shares upon payment of a consideration.

At the end of 2024, the contract with the new partnership terms was completed and TIM acquired the right to subscribe for 27% of EXA’s shares for a consideration of R$ 174 million. The value of the financial asset was recorded at fair value for R$ 175 million and accounts for 27% of the fair value of TIM’s right to participate in EXA. This right may be exercised within the next 12 months, upon the exercise conditions and corporate approval have been met.

47

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

As of December 31, 2025, the financial assets related to the 5G Fund and the subscription bonus were measured in accordance with applicable accounting practices, including fair value measurement, as provided for in the prevailing accounting standards.

13.	Other assets

	2025	2024

Other assets	326,756	276,251

Advances to employees	7,547	3,819
Advances to suppliers	61,013	48,008
Amounts receivable from TIM Brasil (Note 34)	23,183	23,260
Amounts receivable from incentivized projects	27,080	27,391
Taxes and labor contributions to offset	112,471	80,610
Fistel credits (i)	32,966	38,033
Other (ii)	62,496	55,130

Current portion	(297,264)	(246,346)
Non-current portion	29,492	29,905

(i)	These refer to Fistel credit amounts arising from the decrease of the customer base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the decrease of the TFF contribution (operating supervision fee) due to Anatel.

(ii)	A major portion related to: (a) other advances of R$ 8,010 (R$ 8,267 on December 31, 2024); (b) employee benefits reimbursement amounts to R$ 16,255 (R$ 19,255 as of December 31, 2024).

48

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

14.	Investment

The ownership interest in associated company is valued using the equity accounting method.

I-Systems

In November 2021, as a result of the spin-off of net assets from the broadband business and creation of I-Systems, TIM S.A. disposed of 51% of its equity interest on behalf of IHS. As a result of this transaction, a loss of control took place and TIM S.A. no longer consolidates the Company, recording the investment in the associated company in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

TIM S.A. has 49% (49% on December 31, 2024) in the share capital of I-Systems. The following table represents summarized financial information about the investments of I-Systems:

	2025	2024
Assets	1,895,545	2,134,912
Current and non-current assets	254,727	388,082
Tangible and intangible assets	1,640,818	1,746,830

Liabilities and shareholders’ equity	1,895,545	2,134,912
Current and non-current liabilities	736,516	755,882
Shareholders' equity	1,159,029	1,379,030

Company’s proportional interest	49%	49%

Adjustment to fair value	733,757	733,757
Investment cost	526,729	634,529
Investment value	1,260,486	1,368,286

	2025	2024

Net loss for the year	(220,000)	(167,145)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(107,800)	(82,526)

49

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

a)	Interest in associated company

	2025	2024
	I-Systems	I-Systems

Number of total shares	1,794,287,995	1,794,287,995

Interest in total capital	49%	49%

Shareholders’ equity	1,159,029	1,379,030

Loss for the year	(220,000)	(167,145)

Equity in earnings	(107,800)	(82,526)

Investment value	1,260,486	1,368,286

b)	Change of investment in associated company:

I-Systems
(Associated company)

Balance of investment on December 31, 2024	1,368,286
Equity in earnings	(107,800)
Balance of investment on December 31, 2025	1,260,486

15.	Property, plant and equipment

Property, plant and equipment are measured at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. On December 31, 2025 and December 31, 2024, the Company has no indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs, the interest incurred by the restatement of provision in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement” and they are classified as financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenues), net” in the statement of income.

50

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

•	Changes in property, plant and equipment

	Balance in 2024	Additions	Write-offs	Transfers	Balance in 2025

Total cost of property, plant and equipment, gross	75,732,043	5,655,358	(321,965)	-	81,065,436
Commutation/transmission equipment	41,197,166	-	(105,762)	2,384,096	43,475,500
Fiber optic cables	791,983	-	-	6,754	798,737
Leased handsets	4,256,120	1,230	(43,654)	202,756	4,416,452
Infrastructure	7,925,713	-	(19,824)	323,614	8,229,503
Informatics assets	1,806,939	-	(3,814)	9,075	1,812,200
General use assets	1,047,340	-	(1,253)	53,700	1,099,787
Right-of-use in leases	18,028,112	2,709,339	(146,461)	-	20,590,990
Land	38,084	-	(98)	-	37,986
Construction in progress	640,586	2,944,789	(1,099)	(2,979,995)	604,281

Total accumulated depreciation	(52,916,715)	(5,137,955)	160,685	-	(57,893,985)
Commutation/transmission equipment	(30,962,551)	(2,766,864)	101,577	-	(33,627,838)
Fiber optic cables	(705,143)	(26,317)	-	-	(731,460)
Leased handsets	(3,956,664)	(222,943)	35,910	-	(4,143,697)
Infrastructure	(5,660,027)	(358,057)	18,491	-	(5,999,593)
Informatics assets	(1,748,687)	(25,537)	3,804	-	(1,770,420)
General use assets	(803,591)	(51,091)	903	-	(853,779)
Right-of-use in leases	(9,080,052)	(1,687,146)	-	-	(10,767,198)
Total property, plant and equipment, net	22,815,328	517,403	(161,280)	-	23,171,451
Commutation/transmission equipment	10,234,615	(2,766,864)	(4,185)	2,384,096	9,847,662
Fiber optic cables	86,840	(26,317)	-	6,754	67,277
Leased handsets	299,456	(221,713)	(7,744)	202,756	272,755
Infrastructure	2,265,686	(358,057)	(1,333)	323,614	2,229,910
Informatics assets	58,252	(25,537)	(10)	9,075	41,780
General use assets	243,749	(51,091)	(350)	53,700	246,008
Right-of-use in leases	8,948,060	1,022,193	(146,461)	-	9,823,792
Land	38,084	-	(98)	-	37,986
Construction in progress	640,586	2,944,789	(1,099)	(2,979,995)	604,281

51

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	Balance in 2023	Additions	Write-offs	Transfers	Balance in 2024

Total cost of property, plant and equipment, gross	70,343,331	5,978,275	(589,563)	-	75,732,043
Commutation/transmission equipment	38,274,244	-	(97,312)	3,020,234	41,197,166
Fiber optic cables	786,762	-	-	5,221	791,983
Leased handsets	4,082,742	842	(15,341)	187,877	4,256,120
Infrastructure	7,737,385	-	(18,007)	206,335	7,925,713
Informatics assets	1,803,782	-	(4,220)	7,377	1,806,939
General use assets	1,004,301	-	(2,382)	45,421	1,047,340
Right-of-use in leases	15,973,178	2,506,600	(451,666)	-	18,028,112
Land	38,588	-	(504)	-	38,084
Construction in progress	642,349	3,470,833	(131)	(3,472,465)	640,586

Total accumulated depreciation	(47,931,516)	(5,109,364)	124,165	-	(52,916,715)
Commutation/transmission equipment	(28,413,977)	(2,639,864)	91,290	-	(30,962,551)
Fiber optic cables	(644,978)	(60,165)	-	-	(705,143)
Leased handsets	(3,761,002)	(206,398)	10,736	-	(3,956,664)
Infrastructure	(5,325,647)	(350,734)	16,354	-	(5,660,027)
Informatics assets	(1,715,818)	(36,981)	4,112	-	(1,748,687)
General use assets	(755,528)	(49,736)	1,673	-	(803,591)
Right-of-use in leases	(7,314,566)	(1,765,486)	-	-	(9,080,052)
Total property, plant and equipment, net	22,411,815	868,911	(465,398)	-	22,815,328
Commutation/transmission equipment	9,860,267	(2,639,864)	(6,022)	3,020,234	10,234,615
Fiber optic cables	141,784	(60,165)	-	5,221	86,840
Leased handsets	321,740	(205,556)	(4,605)	187,877	299,456
Infrastructure	2,411,738	(350,734)	(1,653)	206,335	2,265,686
Informatics assets	87,964	(36,981)	(108)	7,377	58,252
General use assets	248,773	(49,736)	(709)	45,421	243,749
Right-of-use in leases	8,658,612	741,114	(451,666)	-	8,948,060
Land	38,588	-	(504)	-	38,084
Construction in progress	642,349	3,470,833	(131)	(3,472,465)	640,586

The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. Since the capitalization criteria set forth in IAS 23/CPC 20 were not met, the costs of loans are classified as financial expenses in the period in which they are incurred.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS 16/CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

52

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Right of use in leases	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances on December 31, 2024	4,587,122	1,166,143	2,002,527	1,192,268	8,948,060
Additions (i)	1,251,461	332,877	334,802	790,199	2,709,339
Remeasurement	(95,642)	(3,405)	(31,433)	(15,981)	(146,461)
Depreciation	(745,509)	(177,378)	(294,224)	(470,035)	(1,687,146)
Balances on December 31, 2025	4,997,432	1,318,237	2,011,672	1,496,451	9,823,792

Right of use in leases	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances on December 31, 2023	4,677,149	833,391	2,351,707	796,365	8,658,612
Additions (i)	879,180	514,188	227,158	886,074	2,506,600
Remeasurement	(223,341)	(22,824)	(205,501)	-	(451,666)
Depreciation	(745,866)	(158,612)	(370,837)	(490,171)	(1,765,486)
Balances on December 31, 2024	4,587,122	1,166,143	2,002,527	1,192,268	8,948,060

(i) The change in the right of use in leases includes net additions of lease incentives, totaling R$ 108 million on December 31, 2025 (R$ 89 million on December 31, 2024).

•	Depreciation rates

Annual fee %
Commutation/transmission equipment	6.67−20
Fiber optic cables	10
Leased handsets	14.28−50
Infrastructure	4–20
Informatics assets	20
General use assets	10–20
Right-of-use in leases	8−12

In 2025, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation 73, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

53

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

16.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

The financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, are capitalized when there is an expectation of future economic benefits and reliable measurement. Thus, the Company applies the CPC 20 standard, where loan costs that are directly attributable to the acquisition, construction, or production of a qualifying asset are included in the cost of that asset.

Intangible assets with undefined useful lives are not amortized (e.g., goodwill in the acquisition of companies) but tested for impairment on an annual basis, individually or at cash generating unit level.

54

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(a)	Changes in intangible assets

	Balance in 2024	Additions/ Amortization	Write-offs	Transfers	Balance in 2025

Total cost of intangible assets, gross	47,460,121	1,706,746	(1,132)	-	49,165,735
Software licenses	24,058,388	-	(1,132)	1,575,776	25,633,032
Authorizations	18,903,457	44,327	-	35,340	18,983,124
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	212,703	-	-	7,544	220,247
List of customers	253,629	-	-	-	253,629
Other assets	583,355	-	-	3,336	586,691
Intangible assets under development	336,420	1,662,419	-	(1,621,996)	376,843

Total accumulated amortization	(32,605,161)	(1,969,183)	1,132	-	(34,573,212)
Software licenses	(21,722,385)	(983,061)	1,132	-	(22,704,314)
Authorizations	(10,272,479)	(899,414)	-	-	(11,171,893)
Infrastructure right-of-use - LT Amazonas	(108,270)	(11,996)	-	-	(120,266)
List of customers	(88,219)	(33,082)	-	-	(121,301)
Other assets	(413,808)	(41,630)	-	-	(455,438)

Total intangible assets, net	14,854,960	(262,437)	-	-	14,592,523
Software licenses(c)	2,336,003	(983,061)	-	1,575,776	2,928,718
Authorizations(f)	8,630,978	(855,087)	-	35,340	7,811,231
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	104,433	(11,996)	-	7,544	99,981
List of customers	165,410	(33,082)	-		132,328
Other assets	169,547	(41,630)	-	3,336	131,253
Intangible assets under development	336,420	1,662,419	-	(1,621,996)	376,843

55

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	Balance in 2023	Additions/ Amortization	Write-offs	Transfers	Balance in 2024

Total cost of intangible assets, gross	46,313,583	1,146,747	(209)	-	47,460,121
Software licenses	23,167,846	-	(54)	890,596	24,058,388
Authorizations	18,794,239	63,915	-	45,303	18,903,457
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	207,589	-	-	5,114	212,703
List of customers	253,629.00	-	-	-	253,629
Other assets	574,245	-	-	9,110	583,355
Intangible assets under development	203,866	1,082,832	(155)	(950,123)	336,420

Total accumulated amortization	(30,688,542)	(1,916,673)	54	-	(32,605,161)
Software licenses	(20,785,708)	(936,731)	54	-	(21,722,385)
Authorizations	(9,377,907)	(894,572)	-	-	(10,272,479)
Infrastructure right-of-use - LT Amazonas	(97,174)	(11,096)	-	-	(108,270)
List of customers	(55,137)	(33,082)	-	-	(88,219)
Other assets	(372,616)	(41,192)	-	-	(413,808)

Total intangible assets, net	15,625,041	(769,926)	(155)	-	14,854,960
Software licenses(c)	2,382,138	(936,731)	-	890,596	2,336,003
Authorizations(f)	9,416,332	(830,657)	-	45,303	8,630,978
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	110,415	(11,096)	-	5,114	104,433
List of customers	198,492.00	(33,082)	-	-	165,410
Other assets	201,629	(41,192)	-	9,110	169,547
Intangible assets under development	203,866	1,082,832	(155)	(950,123)	336,420

The intangible assets in development represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5−25
Infrastructure right-of-use	≤5
Other assets	≤10
List of Cozani’s customer	13.04
Surplus from Cozani authorizations	5.66

56

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Company, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

The Company has the following goodwill, based on the expected future profitability on December 31, 2025 and December 31, 2024:

	2025	2024

Goodwill registered	3,112,169	3,112,169

Acquisition of Cozani	2,636,426	2,636,426
Acquisitions of TIM Fiber SP and TIM Fiber RJ	108,172	108,172
Acquisition of “Intelig” by TIM Participações	210,015	210,015
Acquisition of minority interests in TIM Sul and TIM Nordeste	157,556	157,556

Goodwill on the acquisition of Cozani

In April 2022, the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill totaling R$ 2,636,426, which is recorded on December 31, 2025 and December 31, 2024. Among the assets identified in the business combination process of Cozani, the Company identified a surplus value of the acquired radio frequencies amounting to R$ 3,038,951 and a customer list of R$ 253,629.

On October 4, 2023, the Arbitration Chamber Court approved an agreement related to the Post-Closing Adjustment, celebrated, on the one hand, between TIM S.A., Telefônica Brasil S.A. and Claro S.A. and, on the other hand, Oi S.A. – Under Court-Ordered Reorganization, as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price of the portion of UPI Ativos Móveis assigned to the Company, considering the Post-Closing Adjustment negotiated in the Agreement (except for the contract targets), was R$ 6.6 billion.

Mainly due to the fact that it is still a contractual debt at the date of completion of the allocation of the purchase price of the Cozani acquisition, the decrease in the consideration, corresponding to the half of the amount in court, was recorded in the income (loss) for the year on the date of approval of the agreement (October 2023), under “other operating revenues (expenses)”. Therefore, no adjustment to the goodwill recorded was made as provided for in the accounting practice of IFRS 3/CPC 15 (R1).

Goodwill from TIM Fiber SP and TIM Fiber RJ – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (subsequently TIM Fiber SP) and AES Communications Rio de Janeiro S.A. (subsequently TIM Fiber RJ). TIM Fiber SP and TIM Fiber RJ were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. definitively recorded goodwill arising from these companies of R$ 1,159,649.

57

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

As described in Note 14, in November 2021, the Company sold 51% of the equity interest in Fiber Co (now I-Systems), a company that received the liquid assets related to the secondary network infrastructure of residential broadband. Due to the transaction closing, TIM S.A. wrote off R$ 1,051,477 of the goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A, leaving R$ 108,172 of goodwill on December 31, 2025, and December 31, 2024.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations. The methodology and assumptions used by Management in the impairment test is summarized below:

The Management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers TIM S.A.

On December 31, 2025, the impairment test was performed by comparing the book value with the fair value minus the potential sale costs of the asset, as foreseen in IAS 36 / CPC 01 / IFRS 13 / CPC 46.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

On December 31, 2025, and December 31, 2024, the measurement was made based on the value of the Company’s share at the balance sheet closing date, with the fair value determined higher than the book value, which includes all tangible assets, intangible assets, and investments. Therefore, the Company has not identified any indications of impairment.

58

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(e) Infrastructure right-of-use - LT Amazonas

In 2023, the Company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of CPC 06/IFRS 16 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, which were paid in December 2014, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019. The total amount recorded in the Company’s intangible assets is R$ 3,498 million (R$ 3,498 million as of December 31, 2024).

5G License

In 2021, TIM acquired 5G licenses in the Anatel auction, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to these licenses in the amount of R$ 2,680 million. The payment for the licenses will be made over a period from 10 to 20 years, while the related obligations had payments made between 2022 and 2024.

Furthermore, in the case of the 3.5 GHz radiofrequency licenses, as it is a qualifying asset, the Company capitalized loan costs during the implementation period. This capitalization was completed in the second quarter of 2023, with the availability of the assets for use and their transfer to authorizations. The total amount recorded in the Company’s intangible assets is R$ 4,053 million (R$ 4,053 million as of December 31, 2024).

17.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from property, plant and equipment or intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

59

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	2025	2024
LT Amazonas(i)	170,080	174,014
Sublease “resale stores” – IFRS 16 (ii)	64,166	66,373
	234,246	240,387

Current portion	(34,098)	(33,717)
Non-current portion	200,148	206,670

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

	LT Amazonas	Sublease “resale stores” – IFRS 16	Total
Nominal values	259,880	80,078	339,958
2026	33,754	26,875	60,629
2027	34,032	21,399	55,431
2028	34,032	17,173	51,205
2029	34,032	11,049	45,081
2030	34,032	3,308	37,340
>2031	89,998	274	90,272
Present value	170,080	64,166	234,246

(i) LT Amazonas

As a result of the contract signed with LT Amazonas in 2013, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

60

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

The amount of the Company’s sublease revenue for the year ended December 31, 2025 is R$ 69,508 (R$ 62,109 on December 31, 2024).

Liabilities

	2025	2024

LT Amazonas(i)	322,409	324,152
Sale of towers (leaseback)(ii)	1,630,795	1,606,644
Other (iii)	108,588	124,451
Subtotal	2,061,792	2,055,247

Other leases: (iv)
Leases – Network Infrastructure	6,086,081	5,491,602
Leases - Shops & kiosks & real estate	1,533,853	1,332,983
Leases - Land (Network)	2,470,403	2,417,834
Leases – Fiber	1,612,739	1,278,180
Subtotal leases IFRS 16 / CPC 06 (R2)	11,703,076	10,520,599
Total	13,764,868	12,575,846

Current portion	(1,702,899)	(1,629,698)
Non-current portion	12,061,969	10,946,148

The amount of interest paid in the year ended December 31, 2025 related to IFRS 16 / CPC 6 (R2) is R$ 1,360,929 (R$ 1,175,350 on December 31, 2024).

In the year ended December 31, 2025, the amount of R$ 37 million (R$ 287 million in 2024) was paid, referring to fines applied related to the decommissioning process of sites.

Changes to the lease liabilities are shown in note 36. The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

61

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	LT Amazonas	Sale of towers and leaseback	Other	Leases – Network infrastructure	Leases - Shops & kiosks & real estate	Leases - Land (Network)	Leases – Fiber	Total
Nominal values	510,090	2,962,680	127,782	10,177,315	2,727,107	4,051,655	2,017,627	22,574,256
2026	80,402	316,388	47,043	1,386,393	336,472	553,926	582,999	3,303,623
2027	64,641	307,188	31,919	1,353,724	317,652	510,368	548,607	3,134,099
2028	64,641	307,188	24,203	1,305,258	286,969	491,641	513,584	2,993,484
2029	64,641	307,188	14,350	1,198,114	252,704	449,504	314,115	2,600,616
2030	64,641	307,188	5,615	987,892	214,759	382,304	58,322	2,020,721
>2031	171,124	1,417,540	4,652	3,945,934	1,318,551	1,663,912	-	8,521,713

Present value	322,409	1,630,795	108,588	6,086,081	1,533,853	2,470,403	1,612,739	13,764,868

i) LT Amazonas

In 2013, the Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 towers were transferred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 22).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii) Other

Besides the aforementioned lease agreements, the Company also has tower lease agreements that are part of the lease obligations under the agreement with tower companies.

62

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The present value, principal and interest value on December 31, 2025 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 15.32% (11.88% in 2024).

(iv) Other leases

It is substantially represented by lease transactions in transmission towers, land, stores, kiosks, and fiber in the scope of IFRS 16.

Low-value or short-term leases

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 29,688 on December 31, 2025 (R$ 30,050 on December 31, 2024).

18.	Suppliers

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	2025	2024

Suppliers	5,138,780	4,986,912

Domestic currency	4,414,270	4,233,754
Suppliers of materials and services (i)	4,321,640	4,157,887
Interconnection(ii)	56,960	44,759
Roaming(iii)	6,391	4,667
Co-billing(iv)	29,279	26,441

Foreign currency	724,510	753,158
Suppliers of materials and services (i)	285,866	267,723
Roaming(iii)	438,644	485,435

Current portion	5,138,780	4,986,912

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

63

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv) Refers to calls made by the customer when choosing another long-distance operator.

The Company classifies financial liabilities arising from financing agreements (drawee risk) with suppliers as Accounts Payable on the balance sheet if they have a nature and function similar to accounts payable. This is the case if the financing agreement with suppliers is part of the working capital used in the normal operating cycle of the Company, the level of safety provided is similar to accounts payable, and the terms of the liabilities that are part of the supply chain financing agreement are not substantially different from the terms of accounts payable that are not part of the agreement. Cash flows related to liabilities arising from financing agreements with suppliers are included in operating activities on the cash flow.

The company signed contracts with financial institutions as an alternative to support its suppliers so that they can anticipate their receivables on an ad hoc basis, at their sole discretion. In these operations, the suppliers transfer the right to receive the securities to a financial institution with no right of recourse, while maintaining the contractual terms. The securities assigned are advanced to suppliers at a discount rate. Once the operations have been carried out, the company will have these financial institutions as creditors of the securities assigned for the original contractual amount and term with suppliers, without any associated financial charge or benefit. The balance of accounts payable related to said operations have already been fully paid by the financial institutions to the suppliers.

On December 31, 2025, the Company has approximately R$ 591 million (R$ 429 million on December 31, 2024) related to the drawee risk operation, as detailed below:

	2025	2024

Balance related to invoices included in the Agreements – suppliers paid	590,646	428,609
Balance related to invoices included in the Agreements – suppliers unpaid	-	-
	590,646	428,609

There were no significant non-cash changes in the book values of suppliers included in these operations.

64

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

19.	Authorizations payable

On December 31, 2025 and December 31, 2024, the Company has the following commitments with ANATEL:

	2025	2024

Renewal of authorizations(i)	289,241	279,548
Updated ANATEL liability(ii)	221,194	209,538
Authorizations payable(iii)	970,998	990,696
	1,481,433	1,479,782

Current portion	(321,761)	(299,354)
Non-current portion	1,159,672	1,180,428

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[2] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue from the application of Service Plans, Basic and Alternative of the region covered by the authorization that ends each biennium. On December 31, 2025, the outstanding balances relating to the renewal of Permits were R$ 289,241 (R$ 279,548 on December 31, 2024).

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band related to authorizations of 4G permits, and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at IGP-DI totaling R$ 221 million on December 31, 2025 (R$ 210 million on December 31, 2024), which is still pending trial.

(iii)	It refers to the costs in the acquisition of the 2.3 GHz, 3.5 GHz, and 26 GHz radio frequency bands for the deployment of the 5th Generation mobile telephony (“5G Auction”), where in December 2021, the Authorization Terms were signed. The total initial amount specifically for radio frequencies of R$ 884 million is subject to interest linked to the Selic rate, and the Company chose to make annual payments for a period of 20 years (having paid the first 4 installments of R$ 46, R$ 52, R$ 58, and R$ 62 million).

2 The renewal time varies according to the bid notice and extension conditions approved by the Agency.

65

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The authorizations payable on December 31, 2025 due in long-term is in accordance with the following schedule:

2025

2027	257,453
2028	68,793
2029	68,793
2030	68,793
2031	68,793
>2032	627,047
1,159,672

The primary authorizations held by TIM S.A. on December 31, 2025, as well as their expiration dates, are shown in the table below:

Expiry date
Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 and V2 bands (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas, Maranhão	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Mar 2031	ES - Dec 2032	Apr 2038	Oct 2027		Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	South - Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	Mar 2031	Previous balance - Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	Nov 2028 (800 MHz); Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027	AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031

66

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Ceará	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Nov 2028	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

20.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income (loss), under financial expenses.

67

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Description	Currency	Charges	Maturity	2025	2024
KFW Finnvera³ (ii)	USD	SOFR + 1.17826% p.a.	Dec/25	-	32,820
Debentures¹ (ii)	BRL	IPCA + 4.0432% p.a.	Jun/28	2,049,182	1,956,307
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov/31	329,566	385,592
BNB (i)	BRL	IPCA + 1.2228%–1.4945% p.a.	Feb/28	399,975	585,129
BNDES (i)	BRL	TJLP + 1.95% p.a.	Aug/25	-	75,653
Total				2,778,723	3,035,501

Current				(925,626)	(348,353)
Non-current				1,853,097	2,687,148

¹ The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.

² BNB interest rates already include a 15% discount for payment.

³ The financing with KFW Finnvera was fully paid off in December 2025.

Guarantees

(i) Receivables from TIM S.A., limited to the amount of the debt;

(ii) Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every quarter. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Debentures issued by TIM S.A. (2nd issue in a Single Series) have a financial ratio covenant calculated semiannually in June and December. The index is the Net Financial Debt on EBITDA. The company complied with all the ratios established.

Company’s loans and financing on December 31, 2025 due in long-term is in accordance with the following schedule:

Nominal value
2027	921,423
2028	769,658
2029	55,548
2030	55,548
2031	50,920
1,853,097

68

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value
2026	925,626
2027	921,423
2028	769,658
2029	55,548
2030	55,548
2031	50,920
2,778,723

Fair value of loans

With regard to contracted funding: Debentures, BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of operations on December 31, 2025 and December 31, 2024 is detailed in the table below:

	2025	2024
Debentures	2,062,508	1,976,088
BNDES	330,551	386,743
BNB	400,926	586,525

21.	Taxes, fees and contributions payable

	2025	2024

Taxes, fees and contributions payable	4,888,759	3,926,854

Value-added tax on sales and services - ICMS	328,376	279,776
ANATEL’s taxes and fees(i)	4,347,216	3,389,167
Imposto sobre Serviço [Service tax] - ISS	62,174	72,274
PIS / COFINS	54,430	51,294
Other (ii)	96,563	134,343

Current portion	(4,855,551)	(3,888,568)
Non-current portion	33,208	38,286

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes to August 31, 2020, such as TFF, Condecine and CFRP. In the 2020 amounts, the Company made a partial payment to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

69

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

In 2021 to 2025, there was partial payment relating to CRFP and Condecine annually, with TFF payments suspended based on an injunction issued by the Regional Court of the 1st Region.

On December 31, 2025, the total value of the obligation relating to TFF is R$ 4,320 million, of which R$ 3,188 million in principal and R$ 1,131 million in interest on arrears (as of December 31, 2024, the total was R$ 3,377 million, of which R$ 2,650 million in principal and R$ 727 million in interest on arrears).

(ii) The breakdown of this account refers mainly to the withholding income tax (IRRF) on interest on shareholders’ equity (JSCP) approved in December 2025, in the amount of R$ 62 million (R$ 96 million in December 2024).

22.	Deferred revenues

	2025	2024

Deferred revenues	765,711	839,867

Prepaid services(i)	130,783	172,824
Anticipated revenues	31,058	35,510
Deferred revenues on sale of towers(ii)	518,445	572,540
Contract liabilities(iii)	85,425	58,993

Current portion	(259,527)	(280,422)
Non-current portion	506,184	559,445

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 17).

(iii) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

Balances at December 31, 2025 and December 31, 2024 are as follows:

	2025	2024

Contractual assets (Note 6)	25,898	24,027
Contractual liabilities	(85,425)	(58,993)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question. Furthermore, the contractual liability includes amounts related to the activation and availability fees of contracts with customers.

70

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Summary of the main variations in the year:

Contractual assets (liabilities)

Balance on January 1, 2025	(34,966)
Additions	(53,353)
Write-offs	28,792
Balance on December 31, 2025	(59,527)

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2026	2027
Contractual assets (liabilities)	(43,214)	(16,313)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on contracts with customers with terms of duration of less than 1 year.

23.	Provision for legal and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, social security, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable.

Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	2025	2024

Provision for legal and administrative proceedings	1,559,687	1,564,293

Civil and regulatory (a)	466,726	595,611
Labor(b)	196,916	209,098
Tax(c)	896,045	759,584

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The changes in the provision for judicial and administrative proceedings are summarized below:

	2024	Additions, net of reversals	Payments	Inflation adjustment	2025

	1,564,293	267,041	(362,163)	90,516	1,559,687

Civil and regulatory (a)	595,611	109,288	(174,923)	(63,250)	466,726
Labor(b)	209,098	68,553	(120,428)	39,693	196,916
Tax(c)	759,584	89,200	(66,812)	114,073	896,045

	2023	Additions, net of reversals	Payments	Inflation adjustment	2024

	1,410,299	276,811	(318,796)	195,979	1,564,293

Civil and regulatory (a)	531,161	110,874	(129,555)	83,131	595,611
Labor(b)	212,929	74,430	(114,624)	36,363	209,098
Tax(c)	666,209	91,507	(74,617)	76,485	759,584

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil lawsuits and regulatory proceedings

a.1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions totaling R$  133,178 (R$ 148,429 on December 31, 2024) refer mainly to lawsuits related to alleged improper collection, contractual disputes, portability, discussions related to non-refund of amounts, and alleged occurrence of fraud.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged contractual violations; (iv) questions about advertising; and (v) discussion of undue billing. The amount provisioned is equivalent to R$ 119,954 (R$ 321,156 on December 31, 2024).

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

TIM is a defendant in a Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality of service provision for users of the Infinity plan are discussed. TIM appealed the decision to the Court of Appeals of the Federal District (TJDFT), but its appeals were rejected. The Company then filed an Extraordinary Appeal to the Federal Supreme Court (STF), which was also rejected. After that, TIM filed a Complaint with the Federal Supreme Court (STF), claiming that the Court of Appeals was judging a matter that was exclusively under the jurisdiction of the STF, specifically, Topic 1075 of general repercussion. The Reporting Minister rejected the Complaint, and TIM filed an Internal Appeal, which was also initially rejected. However, in the judgment of April 24, 2025, one of the ministers presented a dissenting vote, which was eventually followed by the majority of the collegiate body. With this, the STF granted the Internal Appeal of TIM, recognizing that the 11th Civil Court of Curitiba/PR is competent to judge the case, and annulled the previous decisions of the TJDFT. In light of this new court decision in April 2025, TIM reversed the accounting provision of R$ 169 million, of which R$ 50 million as principal and R$ 119 million as inflation adjustments. The case has been reassigned to the 11th Civil Court of Curitiba/PR and is awaiting a determination for the parties to express their views on its continuation.

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 41,146 (R$ 51,519 on December 31, 2024).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 50,496 (R$ 21,019 on December 31, 2024).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts provisioned are equivalent to R$ 47,564 (R$ 1,574 on December 31, 2024).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; (iv) reference offer models for wholesale products (ORPAs) and (v) related to non-compliance with certain quality indicators, non-fulfillment of other liabilities arising from the Authorization Terms, and non-compliance with the SMP, SCM, and STFC regulations. The involved amounts are equivalent to R$ 74,388 (R$ 51,914 as of December 31, 2024).

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

b. Labor

b.1 Labor lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. From the total of 1,347 Labor claims on December 31, 2025 (1,545 on December 31, 2024) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees. The provisioning of these claims totals R$ 161,133 updated monetarily (R$ 184,343 on December 31, 2024).

b.2 Social security

The Company is a defendant in 27 proceedings on December 31, 2025 (24 on December 31, 2024) referring to the legal difference regarding the levy of social security contributions discussed in the court, in the restated total amount of R$ 35,783 (R$ 24,755 on December 31, 2024).

c. Tax proceedings

	2025	2024
Federal taxes	377,027	321,404
State taxes	436,204	357,011
Municipal taxes	11,861	10,216
TIM S.A. proceedings (Purchase price allocation)	70,953	70,953
	896,045	759,584

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision for TIM S.A. supports 84 proceedings and is mainly composed of the following lawsuits:

(i)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities. In the first semester of 2025, a favorable decision was obtained for the Company in the amount of R$ 22,184, while the remaining amount of R$ 25,945 was settled by the Company (R$ 47,232 on December 31, 2024).

(ii)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 19,313 (R$ 18,142 on December 31, 2024).

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Additionally, in the second quarter of 2019, the Company supplemented the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL of R$ 75,769 (R$ 71,450 on December 31, 2024).

(iii)	The Company recorded a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 71,815 (R$ 65,772 on December 31, 2024).

(iv)	Collection of IRPJ, PIS/COFINS, and CSLL debts resulting from non-approval or partial approval of offsets carried out by the Company. The provisioned and updated value is R$ 22,389 (R$ 21,137 on December 31, 2024).

(v)	The Company established a provision for a proceeding aimed at the requirement of the Contribution for Intervention in the Economic Domain (CIDE - Melbourne), due to allegedly failing to make the payment of the contribution for remittances abroad for the remuneration of operators related to the outgoing traffic. On December 31, 2025, the provisioned and updated value is R$ 81,113, with a change in the loss forecast from possible to probable in the second quarter of 2025.

State taxes

The provision for TIM S.A. supports 150 lawsuits and is mainly composed of the following types:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 56,412 (R$ 27,865 on December 31, 2024);

(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 107,350 (R$ 100,133 on December 31, 2024);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 7,393 (R$ 50,192 on December 31, 2024). The reduction in values compared to the previous period is mainly due to adherence to the tax amnesty programs;

(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 36,075 (R$ 48,751 on December 31, 2024); The reduction in values compared to the previous period is mainly due to adherence to the tax amnesty programs.

(v)	credits related to tax replacement operations, whose restated amounts total R$ 118,327 (R$ 10,461 on December 31, 2024);

(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 16,181. (R$ 15,005 on December 31, 2024).

(vii)	charge on subscription fees without deductible, whose updated amounts is R$ 9,214 (R$ 24,316 on December 31, 2024). The reduction in values compared to the previous period is mainly due to adherence to the tax amnesty programs.

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(viii)	charge of special credit amounts was recognized, whose updated amounts is R$ 5,009 (R$ 5,288 on December 31, 2024).

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 70,953 (R$ 70,953 as of December 31, 2024).

d. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, as the amounts below:

	2025	2024

	26,722,972	24,528,974

Civil and regulatory (d.1)	1,798,568	1,911,281
Labor and Social Security (d.2)	474,376	378,286
Tax (d.3)	24,450,028	22,239,407

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

d.1. Civil and regulatory

	2025	2024
Consumer lawsuits (d.1.1)	129,012	165,408
ANATEL (d.1.2)	317,215	364,264
Consumer protection bodies (d.1.3)	447,834	537,630
Former trading partners (d.1.4)	326,930	298,216
Socio-environmental and infrastructure (d.1.5)	77,780	84,926
Other (d.1.6)	499,797	460,837
	1,798,568	1,911,281

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

d.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

d.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; (iv) reference offer models for wholesale products (ORPAs) and (v) related to non-compliance with certain quality indicators, non-fulfillment of other liabilities arising from the Authorization Terms, and non-compliance with the SMP, SCM, and STFC regulations.

On December 31, 2025, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 249,373 (R$ 313,115 on December 31, 2024).

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator.

On June 19, 2020, the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covered sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”. It also included the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30,000 inhabitants thus reaching more than 3.4 million people.

In June 2024, TIM’s Conduct Adjustment Term (TAC) ended. However, due to the adverse climate event that affected the state of Rio Grande do Sul in the months of April and May 2024, for 19 municipalities located in that state, the service deadline was extended in this particular case until September 30, 2024, whose new Amendment to the TAC was formalized between the parties, and this last deadline agreed with the Agency was fulfilled and certified on 06/25/2025.

d.1.3 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) alleged contractual violations; (iii) questions about advertising and, (iv) service quality questions.

d.1.4 Former trading partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

d.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

d.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

d.2. Labor and Social Security

d.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions discussed in the court and in the administrative sphere, as well as claims that discuss the joint responsibility in the restated total amount of R$ 67,492 (R$ 110,426 on December 31, 2024).

d.2.2. Labor

There are 2,142 Labor claims on December 31, 2025 (2,018 on December 31, 2024) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 406,884 (R$ 267,860 on December 31, 2024). We highlight the existence of labor claims filed by former employees of the Docas economic group (Gazeta Mercantil, JB do Brasil, etc.). These plaintiffs filed lawsuits requesting, in the enforcement phase, the inclusion of Holdco (former controlling shareholder of Intelig – currently TIM S.A.) or TIM Participações (merged by TIM S.A.) as joint and several defendants, requesting payment of the court decision by TIM, due to the alleged formation of economic group.

d.3. Tax

	2025	2024

	24,450,028	22,239,407

Federal taxes (d.3.1)	4,991,390	5,084,626
State taxes (d.3.2)	12,960,732	11,106,211
Municipal taxes (d.3.3)	1,988,271	1,876,629
FUST, FUNTTEL and EBC (d.3.4)	4,509,635	4,171,941

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved corresponds to R$ 16,635,711 (R$ 15,041,050 on December 31, 2024).

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

d.3.1. Federal taxes

The total amount assessed against the Company in relation to federal taxes is R$ 4,991,390 on December 31, 2025 (R$ 5,084,626 on December 31, 2024). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed. With the ruling of the Superior Chamber of Tax Appeals of the Brazilian Federal Revenue Service (RFB) in 2025, a new partial success was confirmed, with an updated estimated value of approximately R$ 610 million. On December 31, 2025, the remaining amount classified as possible risk is R$ 1,225,208 (R$ 1,836,078 on December 31, 2024).

(ii)	In the third and fourth quarters of 2024, there was a lawsuit filed related to the use of PIS and COFINS credits arising from the exclusion of ICMS from the respective calculation bases, converting it into any amount due given the offsetting made. The amount involved with possible risk is R$ 1,825,929 (R$ 1,599,761 on December 31, 2024).

(iii)	Methodology for offsetting tax losses, negative bases and other federal credits. The amount involved is R$ 289,676 (R$ 259,073 on December 31, 2024).

(iv)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The lawsuit was closed in December 2025 (R$ 81,398 on December 31, 2024).

(v)	Collection of taxes on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 232,657 (R$ 289,098 on December 31, 2024).

(vi)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on interest earning bank deposits and negative balance of IRPJ. The amount involved is R$ 351,801 (R$ 331,962 on December 31, 2024).

(vii)	Disallowance of PIS/COFINS credits on inputs - expenses and costs that, according to the Company’s assessment, were intrinsically related to its operational activity. The amount involved is R$ 349,532 (R$ 310,737 on December 31, 2024).

(viii)	In December 2025, a lawsuit related to mining profits was filed: questioning by the Brazilian Federal Revenue Service regarding the alleged improper use of the tax benefit of a 75% reduction in the Corporate Income Tax (IRPJ) related to Sudene due to inquiries about the registration of the submitted reports. The amount involved is R$ 355,624 (with no correspondence on December 31, 2024).

The amounts not highlighted refer to several discussions on relating federal taxes, but not limited to, charges unduly linked to Jornal do Brasil Group, difference of interpretation regarding the rules contained in Law 9718/98, other compensations relating to prepaid recalculation, goodwill breakdowns and calculation of estimates, taxation on international roaming operations and onerous transfer of network media, difference in withholding income tax (IRRF) rate, in addition to other less representative topics.

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

d.3.2. State taxes

The total amount charged against TIM S.A. in respect of state taxes on December 31, 2025 is R$ 12,960,732 (R$ 11,106,211 on December 31, 2024). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation. The amount involved is R$ 1,534,669(R$ 1,422,103 on December 31, 2024).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 536,534 (R$ 490,283 on December 31, 2024).

(iii)	Credit reversal, disallowance of extemporaneous credits, and entries related to acquisitions of permanent assets. The amount involved is R$ 715,792 (R$ 830,234 on December 31, 2024). The reduction in values compared to the previous period is mainly due to successes achieved in favor of the Company and adherence to tax amnesty programs.

(iv)	Charge on ICMS debit chargebacks resulting from the identification and documentary support of values and information released in customer accounts, as well as on credits granted as prepayment of future surcharges (special credit), exempt and untaxed operations, and other non-taxable credits, as well as collections and disallowance of ICMS credits related to operations subject to the tax substitution regime. The amount involved is R$ 4,872,070 (R$ 4,511,091 on December 31, 2024).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 83,607 (R$ 77,999 on December 31, 2024).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 1,258,266 (R$ 1,122,373 on December 31, 2024).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks and moment of taxation related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with decrease of the calculation basis, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 2,248,803(R$ 1,041,955 on December 31, 2024). The increase mainly results from two new assessments related to VAS received in São Paulo, which together amount to R$ 1,104,397.

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 237,426(R$ 165,459 on December 31, 2024).

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 261,438(R$ 241,433 on December 31, 2024).

The values not highlighted refer to several discussions on state taxes involving, but not limited to, to the crediting coefficient applied to acquisitions of permanent assets, credits arising from financial and non-telecom items unduly taxed in the “Other OCCs” (Other Credits and Charges) field, other exempt and non-taxed interstate operations, the rate differential (DIFAL), the special regime provided for in Agreement 128/10 and 17/13, the rules for issuing invoices regulated in Agreement 55/05, in addition to other less important topics.

d.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 1,988,271 on December 31, 2025 (R$ 1,876,629 on December 31, 2024). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,673,534 (R$ 1,558,393 on December 31, 2024).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 106,438(R$ 98,781 on December 31, 2024).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 154,989(R$ 170,074 on December 31, 2024).

d.3.4. Regulatory taxes

The total amount charged against the Company in relation to the contributions to FUST, FUNTTEL, TFI, FISTEL and EBC with a possible risk rating is R$ 4,509,635 (R$ 4,171,941 on December 31, 2024). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

24. Obligations to shareholders

Reverse stock split and stock split operation

On February 24, 2025, the Company’s Board of Directors approved the reverse stock split and subsequent stock split of its common shares, in the ratio of 100:1, followed by 1:100, without affecting the share capital, the number of shares, or the Company’s ADRs.

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The proposal approved on March 27, 2025, at the Annual General Meeting, considered that the Operation, when carried out: (i) will apply to all shareholders of the Company, (ii) will not result in a change in the value of the share capital of the Company or in the total number of shares, (iii) will not modify the rights conferred by the shares issued by the Company to their holders, and (iv) will not imply a change in the number of shares that make up each ADR, with the total number of outstanding ADRs remaining unchanged.

In early July, the Company carried out the reverse stock split and stock split procedure, after the term of 30 days. On July 14, 2025, an auction was held for the disposal of 22,059,698 common shares corresponding to the fractions resulting from the operation, formed from the aggregation of the fractional shares. The result of the auction, totaling R$ 455,691 already net of costs and fees, equivalent to R$ 20.66 per common share, has been made available to the holders of the fractional shares, in the appropriate proportions, as of July 23, 2025. As a result of the auction, the amount of R$ 79,233 was paid by December 31, 2025, leaving the amount of R$ 376,458 available for the former unidentified shareholders or those without complete registration data.

The unclaimed fractions of shares by shareholders within 3 years are reverted to Company’s shareholders’ equity at the time of their prescription.

Dividends and interest on shareholders' equity payable

On December 31, 2025, the amount of obligations to shareholders arising from dividends and interest on shareholders’ equity payable is R$ 157,831.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

25.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on December 31, 2025, is represented by 2,392,125,889 common shares, once treasury shares are cancelled, as Note 25.e. (2,420,804,398 common shares on December 31, 2024). The shares have no par value.

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

82

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

b. Capital reserves

The use of the capital reserve complies with the precepts of Law 6404/76, article 200, which provides for Joint-Stock Companies. This reserve is composed as follows:

	2025	2024

	388,236	373,020

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	10,635	19,416
Other capital reserves	23,997	-

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company TIM Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 26).

b.3 Other capital reserves

It corresponds to the fractional shares prescribed, resulting from reverse stock splits carried out in previous years. Since they were not redeemed by the shareholders within the legal term, these fractions were reverted in favor of the Company and recorded in other capital reserves, in the amount of R$ 23,997.

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, except for the balance allocated to the tax incentive reserve, until the reserve equals 20% of the share capital. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

According to the Bylaws, the expansion reserve balance cannot exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

83

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

c.3 Tax incentive reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase share capital. On December 31, 2025, the accumulated amount of benefits enjoyed by the Company amounts to R$ 3,143,043 (R$ 2,702,955 on December 31, 2024).

The said tax benefit basically corresponds to the decrease of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its latest bylaws, approved on March 27, 2025, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

84

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

On December 31, 2025 and 2024, dividends and interest on shareholders' equity were calculated as follows:

	2025	2024

Net profit for the year	4,311,984	3,153,881
(-) Non-distributable tax incentives	(440,088)	(340,716)
(-) Constitution of legal reserve	(193,492)	(140,659)
Adjusted net profit	3,678,404	2,672,506

Minimum dividends calculated on the basis of 25% of adjusted profit	919,601	668,127

Distribution based on adjusted profit for the year:
Interest on Shareholders’ Equity	1,720,000	1,450,000
Dividends	1,379,192	-
Total dividends and interest on shareholders’ equity proposed and distributed	3,099,192	1,450,000

Withholding income tax (IRRF) on interest on shareholders’ equity	(327,576)	(213,574)
Total dividends and net interest on shareholders’ equity	2,771,616	1,236,426

Distribution based on retained earnings
Proposed and distributed interest on shareholders’ equity	490,000	-
Interim/additional dividends	410,808	2,050,000

Total dividends (including additional dividends) and net Interest on Shareholders’ Equity (i)	3,672,424	3,286,426

Interest on Shareholders' Equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the financial statements, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

(i)	During 2024, amounts of R$ 1,450,000 were distributed as interest on equity, and additional dividends of R$ 2,050,000 were proposed. These amounts were approved at the General Shareholders’ Meeting held on March 27, 2025, totaling R$ 3,500,000.

During 2025, amounts totaling R$ 2,210,000 were distributed, of which R$ 1,720,000 was distributed based on the profit for the year 2025 and R$ 490,000 based on the expansion reserve. In addition, dividends of R$ 1,790,000 were proposed, of which R$ 1,379,192 was distributed based on the profit for the year 2025 and R$ 410,808 based on the expansion reserve. These amounts were approved by the Board of Directors on December 16, 2025, totaling R$ 4,000,000.

85

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The amounts allocated until December 31, 2025 and December 31, 2024 are as follows:

Approval	Payment	Dividend

03/19/2024	04/22/2024	200,000
06/14/2024	07/23/2024	300,000
09/17/2024	10/23/2024	300,000
12/17/2024	01/23/2025	650,000
02/10/2025 (i)	04/22/2025 07/23/2025 10/23/2025	2,050,000

Total 2024		3,500,000

02/10/2025	04/22/2025	200,000
03/24/2025	04/30/2026	490,000
05/05/2025	07/23/2025	300,000
07/22/2025	10/21/2025	320,000
09/23/2025	01/21/2026	480,000
12/16/2025	Up to 06/30/2026	420,000
12/16/2025	12/30/2025	1,790,000

Total 2025		4,000,000

Up to December 31, 2025, the Company disbursed, through dividends and/or interest on shareholders’ equity, a total amount of R$ 5,360,083 (R$ 2,720,095, as of December 31, 2024), of which R$ 3,649,773 (R$ 1,841,695 as of December 31, 2024) was to controlling shareholders and R$ 1,710,310 (R$ 878,400 as of December 31, 2024) was to non-controlling shareholders. The total dividends paid per share, expressed in reais, on December 31, 2025 is R$ 2.24 (R$ 1.12 on December 31, 2024).

The balance on December 31, 2025, of the item “dividends and interest on shareholders’ equity payable” totaling R$ 1,377,150 (R$ 671,525 on December 31, 2024) is composed of the outstanding amounts of previous years totaling R$ 193,337 (R$ 117,613 on December 31, 2024) in addition to the amount of R$ 1,390,000 (R$ 1,183,813, net) of interest on shareholders’ equity related to 2025, to be paid in 2026.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

86

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

e. Treasury shares

The Company maintains treasury shares recorded at acquisition cost, in a contra account of shareholders’ equity, as established by IAS 32/CPC 39. Treasury shares do not confer voting rights or the right to receive dividends and do not generate effects on income (loss) from disposal or cancellation.

On February 12, 2025, the Board of Directors closed the previous share buyback program and approved a new one for up to 67,210,173 common shares of the Company, corresponding to approximately 2.78% of the total common shares of the Company. The common shares acquired under the share repurchase program will be held in treasury and subsequently canceled, without share capital decrease. In addition, approximately five million shares acquired under the buyback program will be earmarked for share-based compensation under the Long-Term Incentive Plan. The goal is to enhance value for shareholders through the efficient use of cash and cash equivalents and to meet the Long Term Incentive Plan (LTI).

Since the approval date of this program until December 31, 2025, the Company has repurchased 33,494 thousand shares for a total amount of R$ 748,268 and allocated 1,559 thousand shares to the LTI program.

On December 16, 2025, the Company’s Board of Directors approved the cancellation of 28,679 thousand shares held in treasury, without a share capital decrease. As a result of the cancellation of the shares, the Company’s share capital is now divided into 2,392,125,889 common shares.

On December 31, 2025, the Company holds in Treasury 3,458 (201 on December 31, 2024) thousand common shares, totaling R$ 78,539 (R$ 3,451 on December 31, 2024).

26.	Long-term incentive plan

2021-2023 Plan and 2024-2026 Plan

On March 30, 2021 and March 28, 2024, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2021-2023 Plan” and “2024-2026 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2021−2023 and 2024−2026 Plans provide for the granting of shares (performance shares and/or restricted shares). They propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2021-2023 and 2024-2026 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

87

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the year (Dec 2024)	Shares (principal) granted during 2025	Shares transferred during the year				Paid in cash during the year				Shares canceled (principal) during the year	Balance of shares (principal) at the end of the year (December 2025).
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash

2024−2026 Plan 2025 Grant(s)	1,383,956	May/28	R$ 17.22	-	1,383,956	-	-	-	-	-	-	-	-	(261,997)	1,121,959
2024−2026 Plan 2024 Grant(s)	1,226,859	July/27	R$ 18.34	1,142,341	-	(88,693)	(44,360)	(11,012)	(144,065)	-	-	-	-	(169,302)	884,346
2021-2023 Plan 2023 Grant(s)	1,560,993	July/26	R$ 12.60	1,097,732	-	(303,469)	(265,491)	(77,121)	(646,081)	-	-	-	-	(107,175)	687,088
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr/25	R$ 13.23	426,595	-	(403,661)	(253,959)	(111,224)	(768,845)	(11,646)	(6,186)	(3,016)	(20,848)	(11,289)	-
Total				2,666,668	1,383,956	(795,823)	(563,810)	(199,357)	(1,558,991)	(11,646)	(6,186)	(3,016)	(20,848)	(549,763)	2,693,393
Weighted average price of the balance of grants			R$ 16.41

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the year (Dec 2023)	Shares (principal) granted during the year	Shares transferred during the year				Paid in cash during the year				Shares canceled (principal) during the year	Balance of shares (principal) at the end of the year (December 2024).
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash
2024−2026 Plan 2024 Grant(s)	1,226,859	July/27	R$ 18.34	-	1,226,859	-	-	-	-	-	-	-	-	(84,518)	1,142,341
2021-2023 Plan 2023 Grant(s)	1,560,993	July /26	R$ 12.60	1,535,604	-	(306,450)	(273,140)	(31,351)	(610,941)	-	-	-	-	(131,422)	1,097,732
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr/25	R$ 13.23	771,302	-	(289,529)	(389,848)	(58,176)	(737,553)	(7,055)	(10,463)	(1,500)	(19,018)	(48,123)	426,595
2021-2023 Plan 2021 Grant(s)	3,431,610	May/24	R$ 12.95	821,942	-	(782,079)	(344,768)	(123,101)	(1,249,948)	(31,177)	(15,312)	(5,080)	(51,569)	(8,686)	-
Total	7,447,174			3,128,848	1,226,859	(1,378,058)	(1,007,756)	(212,628)	(2,598,442)	(38,232)	(25,775)	(6,580)	(70,587)	(272,749)	2,666,668
Weighted average price of the balance of grants			R$ 15.16

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•        2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•        2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period 03/01/2022–03/31/2022.

•        2021-2023 Plan - 3rd Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2023–03/31/2023.

88

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

•        2024-2026 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2024–03/31/2024.

•        2024-2026 Plan - 2nd Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2025–03/31/2025.

On December 31, 2025, expenses pegged to these long-term benefit plans totaled R$ 31,665 (R$ 50,466, on December 31, 2024). In the year ended December 31, 2025, the Company made cash payments to participants of the long-term incentive program totaling R$ 14,667 (R$ 28,112 as of December 31, 2024).

Termination of the share buyback program and approval of a new program

As described in Note 25.e, in February 2025, the Company’s Management approved the new program, which will allocate approximately 5 million shares acquired to share-based compensation under the Long-Term Incentive Plan. By December 31, 2025, the Company had repurchased and transferred 1.6 million shares to meet the Long Term Incentive Plan program.

27.	Net revenue

Revenues from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of trading partners regarding the prepaid service system are recorded as deferred revenue and allocated to income (loss) when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the year ended December 31, 2025 is R$ 128,570 (R$ 218,690 on December 31, 2024).

In March 2025, the agreement made between TIM S.A. and C6 Bank was approved by the Cayman Islands Monetary Authority (CIMA), confirming the termination of the partnership, as well as the related disputes and arbitration proceedings that were underway. By December 31, 2025, the amounts related to the Agreement have been settled.

89

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

 Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer; and the asset is considered transferred when or as the customer obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 10) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

90

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	2025	2024

Net operating revenue	26,624,721	25,447,930

Gross operating revenue	40,279,063	36,731,708

Service revenue	38,631,519	35,041,192
Revenue from services - Mobile	36,286,661	33,070,752
Service revenue - Landline	2,344,858	1,970,440

Sale of goods	1,647,544	1,690,516

Deductions from gross revenue	(13,654,342)	(11,283,778)
Taxes levied	(4,045,145)	(4,014,344)
Discounts granted	(9,593,647)	(7,253,635)
Returns and other	(15,550)	(15,799)

28.	Operating costs and expenses

	2025				2024
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(12,266,584)	(5,959,682)	(1,734,484)	(19,960,750)	(11,893,115)	(5,908,816)	(1,798,005)	(19,599,936)

Personnel	(52,255)	(1,001,157)	(430,273)	(1,483,685)	(48,016)	(925,033)	(513,229)	(1,486,278)
Outsourced services	(624,185)	(1,987,057)	(779,528)	(3,390,770)	(731,883)	(2,037,447)	(801,521)	(3,570,851)
Interconnection and connection means	(3,581,352)	-	-	(3,581,352)	(3,091,741)	-	-	(3,091,741)
Depreciation and amortization	(6,225,495)	(411,753)	(440,439)	(7,077,687)	(6,232,502)	(391,699)	(401,834)	(7,026,035)
Taxes, fees and contributions	(137,230)	(879,852)	(30,579)	(1,047,661)	(131,924)	(932,489)	(28,078)	(1,092,491)
Rentals and reinsurance	(575,524)	(189,927)	(32,001)	(797,452)	(507,427)	(178,771)	(30,682)	(716,880)
Cost of goods sold	(1,062,370)	-	-	(1,062,370)	(1,104,460)		-	(1,104,460)
Advertising	-	(688,991)	-	(688,991)		(700,637)	-	(700,637)
Losses on doubtful accounts	-	(765,783)	-	(765,783)		(693,122)	-	(693,122)
Other	(8,173)	(35,162)	(21,664)	(64,999)	(45,162)	(49,618)	(22,661)	(117,441)

91

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company in the amount of R$ 32,392 (R$ 26,176 on December 31, 2024). Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

29.	Other net revenues (expense), net

	2025	2024
Revenues
Fines on telecommunication services	118,572	102,096
Revenue on disposal of assets	7,120	18,034
Other revenues (i)	76,331	89,343
	202,023	209,473
Expenses
FUST/FUNTTEL (ii)	(161,510)	(162,487)
Taxes, fees and contributions	(14,113)	(18,110)
Provision for legal and administrative proceedings, net of reversal	(203,407)	(241,248)
Expenses on disposal of assets	(11,916)	(21,235)
Other expenses	(23,216)	(25,174)
	(414,162)	(468,254)

Other revenues (expenses), net	(212,139)	(258,781)

(i)	Mainly represents deferred revenue on the towers sold (according to Note 17), of which R$ 54,095 as of December 31, 2025 (R$ 54,095 as of December 31, 2024).

(ii)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

92

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

30.	Financial revenues

	2025	2024

Financial revenues	1,629,877	861,759
Interest on interest earning bank deposits	805,271	417,366
Interest received from customers	52,091	39,914
Swap interest (iii)	286,489	244,865
Interest on lease	28,955	28,428
Inflation adjustment(i)	370,691	108,823
Other derivatives (iii)	-	19,587
Other revenue	86,380	2,776

(i) A substantial part is related to monetary restatement on tax credits and judicial deposits. In 2025, TIM reversed an accounting provision related to the Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality of service provision for users of the Infinity plan are discussed, in the amount of R$ 169 million, consisting of R$ 50 million principal and R$ 119 million inflation adjustment, as mentioned in Note 23 a.2.

(ii) Represents gains obtained from swap instruments obtained to hedge the Company from changes in interest rates on debts.

(ii) in 2024, the effect is the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of contract targets. Such partnership was terminated in the first quarter of 2025, see Notes 12 and 36.

31.	Financial expenses

	2025	2024

Financial expenses	(3,350,234)	(2,817,346)
Interest and inflation adjustment on loans and financing	(234,735)	(254,728)
Interest on taxes and rates	(437,216)	(271,936)
Swap interest	(325,458)	(380,972)
Interest on lease liabilities, net of cancellations	(1,617,383)	(1,432,764)
Inflation adjustment(i)	(265,493)	(214,853)
Discounts granted	(57,922)	(44,864)
Other derivatives(ii)	(165,780)	-
Other expenses	(246,247)	(217,229)

(i) A substantial part is related to inflation adjustment of judicial and administrative proceedings, of R$ 264,273 (R$ 195,978 on December 31, 2024); and

(ii) As a result of the agreement signed between TIM and Banco C6 and approved by CIMA in the 1st quarter of 2025, the financial assets held by TIM were adjusted in accordance with the contractual terms.

93

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

32.	Foreign exchange variations, net

	2025	2024
Revenues
Loans and financing(i)	10,820	-
Suppliers	107,602	21,370
Swap(ii)	7,276	106,453
Accounts receivable	55,330	135,389
Financial assets	26,236	41,978
	207,264	305,190
Expenses
Loans and financing(i)	(7,262)	(57,124)
Suppliers	(73,615)	(85,447)
Swap(ii)	(10,819)	(49,310)
Accounts receivable	(118,107)	(36,081)
Financial assets (iii)	(61,125)	(5,865)
	(270,928)	(233,827)

Net foreign exchange variations	(63,664)	71,363

(i) It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 36).

(iii) Refers to the foreign exchange variation affecting Fundo 5G, as per Note 12.

94

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

33.	Earnings per share

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the year, excluding treasury shares.

	2025	2024

Income attributable to the Company’s shareholders	4,311,984	3,153,881

Weighted average number of shares outstanding (thousands)	2,413,569	2,419,831

Basic earnings per share (in R$)	1.79	1.30

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding, excluding treasury shares, to assume the conversion of all potential dilutive shares.

	2025	2024

Income attributable to the Company’s shareholders	4,311,984	3,153,881

Weighted average number of shares outstanding (thousands)	2,414,316	2,420,199

Diluted earnings per share (in R$)	1.79	1.30

The calculation of diluted earnings per share considered 747 (368 thousands on December 31, 2024) shares related to the long-term, as mentioned in Note 26.

The reverse stock split operation, as described in Note 24, did not impact the calculation of basic and diluted earnings per share, as there was no change in the weighted average number of shares outstanding.

95

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

34.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, parent company and associated companies are as follows:

	Assets
	2025	2024

Telecom Italia Sparkle(i)	8,391	10,188
Gruppo Havas(vi)	-	12,831
TI Sparkle(iii)	5	28
TIM Brasil (vii)	23,183	23,260
Telecom Italia S.p.A. (ii)	5,850	24,962
I-Systems (ix)	53,538	45,907
Other	97	97
Total	91,064	117,273

	Liabilities
	2025	2024

Telecom Italia S.p.A. (ii)	90,846	154,729
Telecom Italia Sparkle(i)	6,407	11,599
TI Sparkle(iii)	2,402	11,290
TIM Brasil (iv)	10,858	10,858
Vivendi Group(v)	-	1,152
Gruppo Havas(vi)	-	104,757
I-Systems(viii)	56,027	58,613
TIM Brasil (x)	791,797	367,943
Other	4,138	3,865
Total	962,475	724,806

	Revenues
	2025	2024

Telecom Italia S.p.A. (ii)	19,007	11,352
Telecom Italia Sparkle(i)	3,706	5,939
TI Sparkle(iii)	273	339
I Systems(ix)	2,299	3,196
Total	25,285	20,826

96

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	Cost / Expense
	2025	2024

Telecom Italia S.p.A. (ii)	153,861	151,677
Telecom Italia Sparkle(i)	4,757	6,667
TI Sparkle(iii)	14,425	11,290
Vivendi Group(v)	1,851	5,853
Gruppo Havas(vi)	274,836	608,060
I-Systems(viii)	458,550	452,931
Other	33,127	26,994
Total	941,407	1,263,472

(i) amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v) the values refer to Value Added Services-VAS. In May 2025, the Vivendi Group ceased to be a related party.

(vi) From the values described above, in the result, they refer to advertising services, of which R$ 255,949 (R$ 562,994 on December 31, 2024) are related to media transfers. In May 2025, Gruppo Havas ceased to be a related party.

(vii) Refer to judicial deposits made on account of labor claims.

(viii) The amounts refer to fiber infrastructure capacity services.

(ix) Refers mainly to prepaid expenses, which represent the costs of installing the neutral network deferred for the effectiveness of the contract.

(x) The amounts refer to the balance of interest on shareholders’ equity and dividends payable to the parent company.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On December 31, 2025, the Company invested R$ 8,953 (R$ 9,074 on December 31, 2024).

Sales and purchases involving related parties are carried out at prices equivalent to those practiced in the market. Outstanding balances at the end of the period are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

97

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

35.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	2025	2024

Short-term benefits	28,229	26,292
Share-based remuneration	15,659	20,603
	43,888	46,895

36.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors to which the Company is exposed are:

(i) Foreign exchange variation risks

The exchange rate risks relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial income (loss) and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On December 31, 2025 and December 31, 2024, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

98

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(ii) Interest rate risks

Interest rate risks refer to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES (FINAME) and BNB, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on December 31, 2025 and December 31, 2024, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on December 31, 2025 and December 31, 2024 or revenues from services rendered during the years ended December 31, 2025 and 2024.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The Company's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of revenues from sale of goods during the years ended December 31, 2025 and 2024. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of December 31, 2025 and 2024.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 17 and 20.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All interest earning bank deposits of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into consideration the investment, debt financing plans, compliance with covenants, attainment of the internal goals and if applicable, external or legal regulatory requirements.

99

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The Company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	2025		2024
	Assets	Liabilities	Assets	Liabilities

Operations with derivatives	452,203	168,711	379,888	224,275
Other derivatives(i)	-	-	522,822	-
	452,203	168,711	902,710	224,275

Current portion	(452,203)	(168,711)	(379,888)	(224,275)
Non-current portion	-	-	522,822	-

(i) Other derivatives were instruments of share subscription options, which represented the option of the Company to subscribe 4.62% of the shares of C6 capital, where the Company paid share subscription premiums totaling R$ 26.3 million. As required by IFRS 9/CPC 48, the financial instrument must be valued at its fair value, which corresponded to R$ 523 million on December 31, 2024.

In March 2025, after obtaining CIMA’s approval, the Agreement signed on February 11, 2025, between the Company and Banco C6 was approved. Its purpose was to terminate the partnership between the parties and extinguish all ongoing disputes, including four arbitration proceedings. The Agreement includes the full disposal of the interest including all shares (Note 12) and subscription warrants outstanding (Note 36) held by TIM. With the formalization of the Agreement, the ownership interests and the subscription warrants were fully written off, with the recording of amounts receivable (see Note 6).

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 17 and 20.

100

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Financial instruments measured at fair value:

	2025
	Level 1	Level 2	TOTAL

Total assets	2,639,447	627,520	3,266,967

Financial assets at fair value through profit or loss	2,639,447	627,520	3,266,967

Derivative financial instruments	-	452,203	452,203
Marketable securities	2,300,655	-	2,300,655
Other financial assets	338,792	175,317	514,109

Total liabilities	-	168,711	168,711

Financial liabilities at fair value through profit or loss	-	168,711	168,711

Derivative financial instruments	-	168,711	168,711

	2024
	Level 1	Level 2	TOTAL

Total assets	2,662,076	1,240,985	3,903,061

Financial assets at fair value through profit or loss	2,662,076	1,240,985	3,903,061

Derivative financial instruments	-	379,888	379,888
Other derivatives	-	522,822	522,822
Marketable securities	2,449,682	-	2,449,682
Other financial assets	212,394	338,275	550,669

Total liabilities	-	224,275	224,275

Financial liabilities at fair value through profit or loss	-	224,275	224,275

Derivative financial instruments	-	224,275	224,275

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in the Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (for example, over-the-counter derivatives) is determined based on valuation techniques. These valuation techniques maximize the use of the data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

101

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•        Quoted market prices or quotes from financial institutions or brokerage firms for similar instruments.

•        The fair value of swaps of interest rate is calculated at the present value of future cash flows estimated based on yield curves adopted by the market.

•        Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On December 31, 2025, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the company and in force on December 31, 2025 and December 31, 2024 are shown in the following table:

102

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

December 31, 2025

		COUNTERPARTY			% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total debt	Total swap (Long position)¹	Long position	Short position
BRL	IPCA x DI	BNB	XP & ITAU	399,975	400,926	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	2,060,566	2,062,508	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	329,567	330,551	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

December 31, 2024

		COUNTERPARTY			% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total debt	Total swap (Long position)¹	Long position	Short position
USD	SOFR x DI	KFW/ Finnvera	Bank of America	33,031	33,031	100%	SOFR + 1.17826% p.a.	92.59% CDI
BRL	IPCA x DI	BNB	XP & ITAU	585,129	586,525	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	1,972,245	1,976,088	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	385,592	386,743	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

103

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Sensitivity scenario (i)		Fair value in USD, EUR, BRL and IPCA (ii)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final result (B-A)

	Dez/25	2,624,576	-	2,624,576	(2,340,693)	283,883	-	-

CDI	probable	2,624,576	-	2,624,576	(2,340,693)	283,883	-	-
	possible	2,624,576	-	2,624,576	(2,338,633)	285,943	2,060	2,060
	remote	2,624,576	-	2,624,576	(2,336,836)	287,740	3,857	3,857
IPCA	probable	2,624,576	-	2,624,576	(2,340,693)	283,883	-	-
	possible	2,553,420	(71,156)	2,553,420	(2,340,693)	212,727	(71,156)	-
	remote	2,486,228	(138,348)	2,486,228	(2,340,693)	145,535	(138,348)	-

(i) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

(ii) BNB, Debenture and BNDES.

Risk variable	Sensitivity scenario (i)	CDI	IPCA

CDI	Probable	14.90%	4.26%
	Possible	18.63%	4.26%
	Remote	22.35%	4.26%
IPCA	Probable	14.90%	4.26%
	Possible	14.90%	5.33%
	Remote	14.90%	6.39%

(i) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on December 31, 2025 were carried out considering, basically, the assumptions related to changes in market interest rates and the foreign currency change, used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

104

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Chart of gains and losses with derivatives during the year

	2025	2024
Net income (loss) from derivative operations	(42,513)	(78,964)
Income (loss) from operations with other derivatives	(165,780)	19,587

Capital management

The Company's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the Company's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt. The financial leverage ratios on December 31, 2025 and December 31, 2024 can be summarized as follows:

	2025	2024

Total loans and derivatives (Notes 20 and 36)	2,495,231	2,357,066
Leases - Liabilities (Note 17)	13,764,868	12,575,846
Leases - Assets (Note 17)	(234,246)	(240,387)
Less: Cash and cash equivalents (Note 4)	(3,610,324)	(3,258,743)
FIC (Note 5)	(2,274,316)	(2,434,441)
Net debt	10,141,213	8,999,341
Other derivatives (Note 36)	-	522,822
Financing of 5G License	971,081	990,775
Adjusted net debt	11,112,294	10,512,938
EBITDA (i) (last 12 months)	13,421,719	12,532,722
Financial leverage index	0.83	0.84

Reconciliation, net profit for the year:

Net profit for the year	4,311,984	3,153,881
Net financial income (loss)	1,784,021	1,884,224
Income tax and social contribution	248,027	468,582
Depreciation and amortization	7,077,687	7,026,035
LAJIDA (EBITDA) (i)	13,421,719	12,532,722

(i)   Lajida: income before interest, taxes, depreciation and amortization.

         EBITDA: Earnings before interest, tax, depreciation and amortization (it is not an accounting metric)

105

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2024	3,035,501	12,575,846	(678,434)
Inflow	-	2,933,767	-
Cancellations/Terminated (i)	-	(179,003)	522,822
Financial charges	240,493	1,644,044	38,969
Net foreign exchange variations	(3,558)	-	3,544
Receipts / (Payments) of principal (ii)	(387,312)	(1,563,393)	7,275
Payment of interest	(106,401)	(1,646,393)	(177,668)

December 31, 2025	2,778,723	13,764,868	(283,492)

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2023	3,770,946	12,256,775	(567,698)
Inflow	503,351	2,639,801	(20,370)
Cancellations	-	(493,143)	-
Financial charges	261,094	1,471,288	136,107
Net foreign exchange variations	57,125	-	(57,143)
Receipts / (Payments) of principal (ii)	(1,413,497)	(1,838,667)	(13,255)
Payment of interest	(143,518)	(1,460,208)	(156,075)
December 31, 2024	3,035,501	12,575,846	(678,434)

(i) Regarding the derivative instruments in 2025, it refers to the impact of the agreement with C6 where the derivatives were fully written off during the year (see Note 12).

(ii) Lease liability payments include payments of fines of R$ 37 million (R$ 287 million in 2024).

37.	Pension plan and other post-employment benefits

	2025	2024

FUNCESP Plans, Healthcare Plans (FIBER Healthcare Plan), PAMEC/asset policy and medical plan	4,485	3,461

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

106

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

The actuarial position of liabilities and assets related to retirement and health care plans, on December 31, 2025, in accordance with the rules provided for by CPC 33/IAS 19 is presented below.

a) Effects on the base date of December 31:

	Plans						Total
	PBS	PBS Assisted	Administration agreement	PAMEC/Asset Policy	AES Telecom	Medical plan	2025	2024
Reconciliation of assets and liabilities	(i)	(i)	(i)
Present value of the actuarial obligations	30,892	8,319	67	1,103	9,499	3,382	53,262	55,173
Fair value of the assets of the plan	(49,062)	(15,291)	(254)	-	(11,133)	-	(75,740)	(81,658)
Excess present value of obligations over fair value of assets	(18,170)	(6,972)	(187)	1,103	(1,634)	3,382	(22,478)	(26,485)
Amount recognized in other comprehensive income	11,772	4,930	31	-	1,634	-	18,367	18,359
Net actuarial liabilities/(assets)	(6,398)	(2,042)	(156)	1,103	-	3,382	(4,111)	(8,126)

(i) No asset was recognized by the sponsors, due to the impossibility of reimbursing this surplus, and the fact that the sponsor’s contributions will not be reduced in the future.

107

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/Asset Policy	AES Telecom	Medical plan

Actuarial liabilities (assets) on 12/31/2024	(9,131)	(2,337)	(119)	1,080	-	2,381
Expense (revenue) recognized in income (loss)	(824)	(255)	(13)	112	-	366
Sponsor’s contributions	3,115	-	-	(99)	-	(2)
Recognized actuarial (gains) or losses	442	550	(24)	10	-	637
Unrecognized actuarial (gains) or losses	-	-	-	-	-	-
Net actuarial liabilities (assets) on 12/31/2025	(6,398)	(2,042)	(156)	1,103	-	3,382

c) Reconciliation of present value of obligations

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/Asset Policy	AES Telecom	Medical plan
Value of obligations on 12/31/2024	32,363	8,704	96	1,080	10,549	2,381
Current service cost	-	-	-	-	-	112
Interest on actuarial liability	3,282	895	10	112	1,090	254
Benefits paid in the year	(3,144)	(944)	(9)	(99)	(653)	(2)
Contributions paid by participants	-	-	-	-	-	-
(Gains)/losses in obligations	(1,609)	(336)	(30)	10	(1,487)	637
Value of obligations on 12/31/2025	30,892	8,319	67	1,103	9,499	3,382

d) Reconciliation of fair value of assets

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/Asset Policy	AES Telecom	Medical plan

Fair value of assets on 12/31/2024	54,193	16,406	255	-	10,804	-
Benefits paid in the year	(3,144)	(944)	(9)	(99)	(653)	(2)
Effective return on assets for the year	5,467	1,735	27	-	1,117	-
Company’s contributions / (returns)	(3,115)	-	-	99	-	2
Actuarial gain (loss) on plan assets	(4,339)	(1,906)	(19)	-	(135)	-
Fair value of assets on 12/31/2025	49,062	15,291	254	-	11,133	-

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

e) Expenses planned for 2025

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/Asset Policy	AES Telecom	Medical plan

Current service cost (with interest)	-	-	-	-	-	101
Interest on actuarial obligations	3,206	882	7	117	999	364
Expected return on assets	(5,127)	(1,670)	(28)	-	(1,176)	-
Interest on the effect of the (asset)/liability limit	1,291	557	3	-	177	-

Total unrecognized net expense (revenue)	(630)	(231)	(18)	117	-	465

Actuarial assumptions adopted in the calculations

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate for the actuarial obligation:	PBS South: 10.05% / 7.29%; PBS Nordeste: 10.92% / 7.17%; CA: 11.00% / 7.25%; PBS-A: 11.29% / 7.53%; AES: 10.88% / 7.13%; PAMEC: 11.17% / 7.41%; FIBER: 11.85% / 7.10%
Salary growth rate - nominal:	PBS Nordeste: 3.50% / 0.00% PBS Sul, CA, PBS-A, AES, PAMEC and FIBER: Not applicable
Biometric general mortality table:	PBS, CA, PAMEC and FIBER: AT-2000 segregated per sex, decreased by 10%; PBS-A: AT-2000, segregated by gender; AES: Male AT-2000, attenuated by 10%
Biometric table of new disability benefit vested:	PBS and FIBER: Álvaro Vindas; CA, PBS-A, AES and PAMEC: Not applicable
Expected turnover rate:	PBS: Null; CA, PBS-A, AES and PAMEC: Not applicable; FIBER: 0.15/(length of service + 1), being null as of 50 years old
Probability of retirement:	PBS and FIBER: 100% at 1st eligibility; CA, PBS-A, AES and PAMEC: Not applicable
Estimated long-term inflation rate	3.50% p.a.
Determination method	Projected Unit Credit Method

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TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

38.	Insurances

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of December 31, 2025, the Company had insurance contracts in force to cover operational risks, civil liability, cyber risks, environmental risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 480,038
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 90,000
Environmental risks	R$ 10,000
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (Single guarantee of property damage and bodily harm) and R$ 100 for moral damages.

39. Supplementary information to the cash flow

	2025	2024
Transactions not involving cash
Additions to property, plant and equipment and intangible assets - with no cash effect	(2,821,905)	(2,576,470)
Increase in lease liabilities - no cash effect	2,933,767	2,639,802
Dividends/interest on shareholders’ equity approved and not yet paid.	(1,390,000)	(650,000)
Subscription warrant (Note 12)	-	175,317

40. Subsequent events

Acquisition of V8.Tech Consulting S.A.

On November 26, 2025, the Company approved the Agreement for the acquisition of 100% of the share capital of V8 Consulting S.A. “V8.Tech” for R$ 140 million, an amount that may be increased by additional payments (earn-outs) of up to R$ 140 million, subject to the fulfillment of certain conditions, over a term of 6 years. V8.Tech is a technology company specialized in the integration of digital solutions and managed services, with a strong focus on digital transformation, cloud computing, and artificial intelligence. The Operation reinforces TIM’s strategy focused on B2B, significantly expanding the Company’s ability to offer complete digital transformation solutions. The Operation was approved by the Administrative Council for Economic Defense (CADE) on December 19, 2025, but the closing of the Operation would be conditioned on the verification of other usual conditions for transactions of this nature.

On January 30, 2026, after all applicable conditions precedent had been met, the Company completed the acquisition of the entire share capital of V8.Tech, under the terms and conditions previously communicated.

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FISCAL COUNCIL’S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management’s Report and the individual and consolidated Financial Statements of TIM S.A. ("Company"), dated as of December 31st, 2025.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of the financial statements prepared periodically by the Company; (ii) the Management’s Proposal for the allocation of results related to the year of 2025 and the distribution of dividends by the Company; (iii) monitoring of the work done by independent and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examinations, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, Ernst & Young Auditores Independentes S/S (“EY”), unqualified, issued on February 10th, 2026, the Fiscal Council, unanimously, is of the opinion that: (i) the Management’s Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2025 and the distribution of dividends by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro, February 10th, 2026.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council

HELOISA BELOTTI BEDICKS Member of the Fiscal Council

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ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE

1. About the Committee

The Statutory Audit Committee (“CAE”) of TIM S.A. (“Company” or “TIM”) was created by the Extraordinary Shareholders’ Meeting held on July 29, 2020, based on the audit committee structure of its former parent company, TIM Participações S.A. (“TPART”).

The TPART had a Statutory Audit Committee since its creation on December 12, 2013. On August 31, 2020, with the purpose of simplifying the group’s corporate structure in Brazil, TPART was merged into TIM, its wholly owned subsidiary, which succeeded it in all its rights and obligations, maintaining the same corporate governance and internal control structure.

As a result of the merger, TIM’s CAE continued the activities of TPART’s CAE, including the work plans and analyses that were already underway.

TIM’s CAE is a statutory body with permanent operation, which adopts best Corporate Governance practices, as recommended by the applicable regulations. The Committee is governed by CVM Resolution No. 23, dated February 25, 2021, and by other applicable regulations.

1.1 Composition

The CAE is composed of a minimum of three and a maximum of five members, elected by the Board of Directors for a two-year term, coinciding with the term of office of the Board members. Re-election is permitted, with a maximum cumulative term of ten years.

The role of CAE member is non-delegable and must be exercised exclusively by the elected members.

For the 2025/2027 term, the Board of Directors elected the following members to compose the CAE, all classified as independent, in accordance with the criteria established by the B3 Novo Mercado Regulation:

Name	Position
Gesner José de Oliveira Filho	Coordinator and Committee Member, specialist in corporate accounting
Flavia Maria Bittencourt	Committee Member
Nicandro Durante	Committee Member

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1.2 Duties and Responsibilities

The CAE’s ordinary duties include supervising the quality and integrity of the financial reports, their compliance with legal, regulatory, and statutory standards, the adequacy of processes related to risk management and the activities of both internal and independent auditors. The CAE also supervises and evaluates the entering into of contracts of any nature between the Company or its subsidiaries, on the one hand, and the controlling shareholder or its controlled, affiliated, jointly controlled, or controlling companies, or otherwise related parties, on the other.

In addition to its ordinary duties, the CAE acts as the Company’s Audit Committee, in accordance with the provisions of the Sarbanes-Oxley Act (“SOX”). This responsibility arises from the fact that the Company is registered with the U.S. Securities and Exchange Commission (“SEC”) and has American Depositary Receipts (ADRs) listed on the New York Stock Exchange (“NYSE”) since November 16, 1998.

The CAE has an annual budget allocation, within the limits approved by the Company’s Board of Directors at a meeting held on December 16, 2025, to conduct or determine the performance of consultations, assessments, and investigations within the scope of its activities, including the hiring and use of independent external specialists.

2. Activities of TIM’s Statutory Audit Committee in 2025

The CAE meets whenever necessary, but at least bimonthly, ensuring that accounting information is always reviewed prior to its disclosure.

After establishing an annual schedule to fulfill its duties, a total of 17 (seventeen) CAE meetings were held between January 1 and December 31, 2025, covering 62 (sixty-two) agenda items (sessions).

Meetings had an average duration of 1 hour and 27 minutes, and during the sessions the Chairman of the Board of Directors, the Chief Executive Officer, and the Chief Financial Officer were directly involved, as well as other members of the Board of Officers, the heads of Internal Audit and Risk & Compliance, and the Independent Auditors.

At each meeting of the Company’s Board of Directors, the activities carried out by the Committee during the respective month are reported.

The matters addressed throughout the CAE’s annual program were classified as follows: (i) ordinary matters (arising from legislation, applicable regulations, and internal policies); (ii) recurring matters (arising from the annual work plan); and (iii) extraordinary matters (not included in the previous items and submitted at the request of the Company’s management or the CAE members themselves).

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Within this organizational classification, productivity statistics of the CAE’s activities are highlighted, with special emphasis on specific topics identified as strategic for the CAE members’ assessment, as detailed below:

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Among the activities carried out during the year, the CAE highlights that it:

I.	Within the scope of the duties set forth in the Company’s Bylaws and the Internal Regulations of the CAE, the Committee previously examined, evaluated, and issued opinions on 5 (five) agreements of different types between the Company, on the one hand, and related parties, on the other. All such engagements strictly followed the governance process required to comply with both the Company’s internal Compliance rules and the regulations of the CVM and the SEC. Relevant information regarding these engagements is duly disclosed in the Company’s Reference Form.

II.	The CAE monitored and supervised the activities of the Company’s Risk & Compliance area in 5 (five) sessions, focusing on the following topics: (i) SOX Compliance, including the monitoring of deficiencies identified by the Independent Auditors and by management; (ii) Information Technology Compliance and Corporate Security, with an emphasis on Cyber Security; and (iii) Commercial and general process compliance, including fraud and corruption, ensuring adherence to applicable internal and external laws and regulations.

Within the scope of the Integrity and Anti-Corruption Program, the CAE monitored the maintenance of the ISO 37001 certification, originally granted in 2020. In addition, it reviewed Enterprise Risk Management (“ERM”) reports, focusing on updates to the work plan, review of the Company’s risk factors, financial risk management, risk appetite, and the adequacy of risk disclosures in the Reference Form and in the SOX/CVM inventory. The Company’s risk management framework provides that the CAE shall review the assessments performed by the Control and Risk Committee (“CCR”), a body linked to the Board of Directors, as defined in the Bylaws.

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III.	The CAE supervised and reviewed the Company’s financial information in 4 (four) sessions during the year 2025, with the objective, among others things, of monitoring compliance with provisions related to: (a) the presentation of the financial statements, including quarterly financial information and other interim statements; and (b) information and valuations disclosed based on adjusted accounting data and non-accounting data that add elements not contemplated in the standard framework of financial statement reporting, particularly with respect to the internal controls supporting Sarbanes-Oxley certification.

With respect to internal controls, the following matters were monitored and subject to recommendations by the CAE: (i) monitoring of the internal control system regarding its effectiveness and improvement processes; (ii) review of the internal controls certification process – SOX – together with management and the Independent Auditors; and (iii) the Company’s procedures to fully comply with SOX requirements and the intensive monitoring of remediation plans related to deficiencies identified by the independent auditors in connection with the Company’s SOX certification process.

The CAE further noted that internal controls are implemented in accordance with the nature, complexity, and needs of the Company’s operations and, based on information provided by the Executive Management, Internal Audit, and Independent Auditors, verified that there were no material or significant matters that could jeopardize compliance with applicable legal and regulatory requirements.

IV.	The CAE reviewed the annual work plan of the Independent Auditors and discussed the results of their activities in 9 (nine) sessions during the year 2025. Ernst & Young Auditores Independentes S/S (“EY”) was responsible for the audit of the financial statements for the fiscal year ended December 31, 2025, as well as for the planning and execution of audits of the quarterly information (“ITRs”), in accordance with recognized standards, and for the special review of the ITRs filed with the CVM. EY’s audit opinion confirms that such financial statements fairly present the Company’s financial position and results of operations, in accordance with accounting practices adopted in Brazil, Brazilian corporate law, CVM regulations, and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). EY was also responsible for reviewing the Company’s Form 20-F filed with the SEC.

V.	The CAE supervised the activities performed by the Company’s Internal Audit in 8 (eight) sessions during the year 2025, reviewing the annual work plan and discussing the results of the activities performed and the reviews carried out.

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VI.	The CAE diligently sought to remain informed about the Company’s key processes, assessing their quality and the commitment of senior management to their continuous improvement. As a result of meetings with the Company’s internal areas, the CAE had the opportunity to provide the Board of Directors with suggestions for process improvements, as well as to monitor their implementation and the execution of improvement recommendations identified during audit activities and discussions with business and control areas. Based on the information made available to it, the CAE believes that the Company’s internal control system is appropriate to the size and complexity of its business, structured to ensure the efficiency of its operations and of the systems that generate financial reports, and compliant with applicable internal and external rules governing transactions. The CAE has consistently emphasized the importance of continuous improvement of the internal control system;

VII.	The CAE was informed of the main proposed regulatory changes and expected institutional developments, as well as the key aspects of the political and economic scenarios, with emphasis on the risks and challenges of the current environment that may impact the Company. To this end, it has monitored key macroeconomic indicators that support an assessment of risks in the Company’s external environment, within the limits of what is foreseeable using the best quantitative and qualitative techniques, always seeking to recommend mechanisms that provide the Company with the necessary agility and resilience to adapt to rapid changes in macroeconomic scenarios.

VIII.	In the performance of its duties, the CAE regularly monitored matters related to: (i) customer satisfaction and the quality of services and customer care; (ii) the promotion of innovation applied to products and services; (iii) transparency and accountability to stakeholders; (iv) business ethics; (v) artificial intelligence; (vi) dialogue and communication with stakeholder groups; (vii) electronic product management; (viii) infrastructure investment; and (ix) the development of new technologies.

IX.	Within the scope of its responsibilities, the CAE reviewed, in 6 (six) sessions during the year 2025, reports related to complaints received through the Company’s Whistleblowing Channel and the corresponding improvement actions planned. The reports, which are categorized by type, are archived at the Company’s headquarters.

X.	In addition to the 17 (seventeen) meetings reported, which were necessary for the proper performance of its duties, CAE members participated in 5 (five) private meetings, each lasting 1 (one) hour, with the Company’s Internal Audit area, without the presence of officers or other members of management, to assess potential restrictions or risks to independence, including any form of management interference, thereby allowing the Committee to raise any concerns that should be considered in the conduct of audit activities.

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3. Matters Discussed with the Independent Auditors – Audit Report Presentation (ISA 701)

As determined by the auditing standards (ISA 260), which provide for communication with those charged with the Company's governance, the auditor must communicate, among other matters, the following: (i) their responsibilities in relation to the audit of the financial statements; (ii) overview of its Audit Plan for the fiscal year; (iii) its view on the significant qualitative aspects of the Company's accounting practices, including accounting policies and estimates, and disclosures in the financial statements; (iv) significant difficulties encountered during the audit, if any; (v) aspects of independence, including formal confirmation of its independence from the Company; (vi) written notice to the persons in charge of governance of the significant findings arising from the audit; and (vii) as determined by ISA 701, communicate which Key Audit Matters (“KAMs”) to be considered in the Independent Auditor's Report.

In accordance with these protocols and/or request for communication between the auditors and those in charge with the Company's governance, the CAE held periodic meetings with the Company's Independent Auditors in order to monitor the progress of the auditors' work in relation to the Company's financial statements and internal financial reporting controls (SOX), so that all of the above, among others, were formally evaluated by the CAE with the Independent Auditors.

With regard to the KAMs, the CAE interacted with the Independent Auditors in order to understand the judgment of the auditors to determine these matters as KAMs, as well as an understanding of the audit approach defined by the Independent Auditors as an audit response to these KAMs.

Finally, in addition to all interaction with the Independent Auditors, the CAE carried out the following activities throughout the year to evaluate the areas considered as KAMs by the Independent Auditors:

3.1. Provision for contingencies (Explanatory Note 23 - “Provision for tax judicial and administrative lawsuits”)

The CAE reviewed quarterly the evolution of contingencies and followed the forecasts provided by those responsible for the Tax, Civil, Labor and Regulatory areas of the Company.

4. Other Activities

4.1. Review of Form 20-F

The CAE members formally met once in March 2025 to review the Company’s Form 20-F filed with the SEC.

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4.2. Evaluation of the Report on the Brazilian Code of Corporate Governance – Publicly-held Companies

The CAE members met with Company executives to assess the Company’s position regarding the governance criteria established by the Brazilian Corporate Governance Code – Public Companies, in compliance with CVM Resolution No. 80, dated March 29, 2022.

4.3. Assessment of Independent Auditors and Internal Audit

The CAE members assessed the quality of the work performed by the Independent Auditors and the Internal Audit area through evaluation questionnaires previously approved by the CAE.

5. Conclusions and Recommendations

The Company's CAE members, in the exercise of their duties and legal responsibilities, analyzed the Financial Statements, together with the Independent Auditors' report and the annual management report for the fiscal year December 31, 2025 (“Annual Financial Statements of 2025”).

Considering the information provided by the Company's management and Independent Auditors, and the proposed allocation of the results for the year 2025, the CAE concluded that this information and documents adequately reflect, in all material respects, the Company's equity and financial positions.

This Report is issued in compliance with item IX of Article 14 of the CAE’s Internal Regulations and pursuant to paragraph 1 of item VII of Article 27 of CVM Resolution No. 80, dated March 29, 2022.

For this reason, they unanimously recommended the approval of the aforementioned documents by the Company's Board of Directors for referral to the Annual Shareholders' Meeting, pursuant to the Brazilian Corporation Law.

Rio de Janeiro (RJ), February 10, 2026.

Gesner José de Oliveira Filho Coordinator of the Statutory Audit Committee	FLAVIA MARIA BITENCOURT Member of the Statutory Audit Committee
NICANDRO DURANTE Member of the Statutory Audit Committee

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STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Fabiane Reschke (Legal Officer) and Vicente de Moraes Ferreira (Investor Relations Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the year ended December 31th, 2025.

Rio de Janeiro, February 10rd, 2026.

ALBERTO MARIO GRISELLI Diretor Presidente (Chief Executive Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	VICENTE DE MORAES FERREIRA Diretor de Relações com Investidores (Investor Relations Officer)
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

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STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Fabiane Reschke (Legal Officer) and Vicente de Moraes Ferreira (Investor Relations Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the year ended December 31th, 2025.

Rio de Janeiro, February 10rd, 2026.

ALBERTO MARIO GRISELLI Diretor Presidente (Chief Executive Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	VICENTE DE MORAES FERREIRA Diretor de Relações com Investidores (Investor Relations Officer)
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 10, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer